Exhibit 99.1

2025

NOTICE OF MEETING, PROXY STATEMENT AND INFORMATION CIRCULAR

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

INTERNATIONALLY DIVERSIFIED | FREE CASH FLOW FOCUSED

VERMILION ENERGY

Summary

Summary

Vermilion Energy Inc. ("Vermilion", the "Company", "we", "us", "our") hopes you join us at our shareholder meeting. Please read this Notice of Meeting, Proxy Statement and Management Information Circular ("Circular") and then vote your common shares.

Meeting Details

When	Location	Business	Recommended Vote
Wednesday May 7, 2025 at 3:00 pm Mountain Time	Virtual-only Meeting accessed at https://web.lumiconnect.com/273752024 (password: vermilion2025)	Receive financials	No vote required
		Set number of directors	FOR 8 directors
		Elect directors	FOR our nominees
		Appoint auditors	FOR Deloitte LLP
		Say on pay	FOR our approach
		Approval of the Omnibus Incentive Plan	FOR the plan

2025 Vermilion Energy Inc. Circular	1

Summary

Our Director Nominees - 88% Independent

All of our director nominees are independent, except for Mr. Hatcher, our President and CEO. Mr. Stadnyk assumed the role of Chair of the board of directors (the "Board") effective November 1, 2024, stepping down from all committee memberships.

To facilitate succession planning and retirements from the Board, new committee assignments will take effect at the 2025 Annual General Meeting as detailed below, pending shareholder re-election.

For information on prior committee assignments, please refer to the 2024 Management Information Circular. The only notable change over the year was the merger of the Health, Safety and Environment Committee with the Sustainability Committee.

Director	Independence	Gender	Age	Tenure	Committee
					AC	GHRC	SSC	TC
Stadnyk	Independent	M	62	3 years
Hatcher	Non-Independent	M	51	2 years
Kleckner	Independent	M	67	4 years				Chair
Knickel	Independent	F	68	7 years
Larke	Independent	M	53	8 years		Chair
Roby	Independent	M	65	8 years			Chair
Sharma	Independent	F	59	4 years	Chair
Steele	Independent	F	65	4 years

2024 Committee Change

As of November 6, 2024, the Sustainability Committee and the Health, Safety and Environment Committee were combined to reflect Vermilion's commitment to a holistic approach for ensuring sustainable and responsible practices across the organization. The newly formed Safety and Sustainability Committee (SSC) has a broad mandate that includes (1) health and safety, (2) environment, (3) social impact, and (4) governance, including the energy transition, climate change, and government advocacy. No SSC meetings took place until 2025. All committee mandates can be found at www.vermilionenergy.com.

Committee	Short Name
Audit	AC
Governance and Human Resources	GHRC
Safety and Sustainability	SSC
Technical	TC

2025 Vermilion Energy Inc. Circular	2

Summary

Operating Highlights

Vermilion demonstrates a commitment to strong operations across our portfolio, with visibility to future organic growth through new and expanded infrastructure and multiple successful exploration programs.

Financial Highlights

We are financially disciplined with a focus on creating long-term stakeholder value with emphasis on: maintaining a strong balance sheet; generating outsized free cash flow; and increasing return of capital.

Notes:
1.	Fiscal year 2024 environmental reporting will be available mid-2025 at vermilionenergy.com/our-sustainability/
2.	See Advisory Statements in Schedule F for more information on non-GAAP financial measures.

2025 Vermilion Energy Inc. Circular	3

Summary

Strategic Advantage

Vermilion is a global gas producer, uniquely positioned with top decile realized gas pricing due to our direct exposure to premium priced European gas and long-duration assets with its liquids-rich North American gas and Germany deep gas assets.

2025 Vermilion Energy Inc. Circular	4

Summary

Governance Highlights

Risk Management

Vermilion's purpose is to responsibly produce essential energy while delivering long-term value to our shareholders, customers, employees, partners and communities. We consider the economic, environmental and social impacts of our operations and integrate the related opportunities and risks into our business strategy.

Our Board is responsible for overseeing the full spectrum of risks, including those related to sustainability and climate strategy and performance. Additionally, our Board committees offer focused risk oversight within their respective areas of expertise, as outlined below:

2025 Vermilion Energy Inc. Circular	5

Summary

Diversity

Vermilion believes that diversity is a strategic objective that leads to a broader range of perspectives and strengthens decision making. We make reasonable efforts to ensure that a diverse group of candidates, including women, are considered for appointment or nomination to the Board. With respect to gender diversity, Vermilion commits to ensuring women comprise not less than 30% of the directors on the Board, as outlined in our Board Diversity Policy. Currently 38% of our Board members are women. We also have one Board member who identifies as a visible minority.

Vermilion also actively monitors and promotes the development and advancement of women into leadership positions, recognizing that this is in the best interests of both the company and its shareholders. In 2024, we continued our mentoring program, focusing on helping high-potential female employees develop their skills and prepare for more senior roles.

Currently, we have three women in Vice President roles, representing 30% of all Vice President positions. The three women Vice Presidents have been appointed to the Executive Committee.

See more details starting on page 32.

2025 Vermilion Energy Inc. Circular	6

Summary

Governance Practices

Board Mandates

For years, our Board has provided oversight on the Company’s stewardship, ensuring independent management of Vermilion's business and affairs. In addition to these core duties, the Board also oversees sustainability, including climate-related risks, and manages overall risk to support the company’s long-term success. Read the full Board Mandate in Schedule C. Committee mandates are available on our website.

Board Assessment

Our annual Board assessment process includes confidential questionnaires, one-on-one interviews, and action planning following the assessments. Results are compiled and then discussed in-camera.

Other Board Governance Practices

We Do or Have
• 100% independent Board, except for our President and CEO	• Annual strategy and risk session
• Skilled directors	• Committees with relevant experience
• Average tenure of 5 years	• Deep dive orientation of new directors
• Individual majority voting	• Paid continuing education
• Director share ownership requirements	• Access to external advisors for committees
• Code of Business Conduct and Ethics with annual certification	• Prohibition on hedging of Common Shares

2025 Vermilion Energy Inc. Circular	7

Summary

Executive Compensation Highlights

Our compensation program is designed to reward managing the business for long-term value creation. It reflects the size, scope and complexity of Vermilion’s global business, while focusing on key measures of profitability and shareholder value creation. Total compensation is targeted at the market median of our peer group.

Greater than 81% of executive compensation for our named executive officers ("NEOs") is tied to our balanced short-term incentive plan ("STIP") and long-term incentive plan ("LTIP") corporate performance scorecards (“STIP scorecard” and “LTIP scorecard”). The scorecards include operational and financial performance, health, safety and environment, sustainability, strategic and shareholder value metrics. See details starting on page 71.

2024 Named Executive Officer Compensation Relative to 2023

Total 2024 NEO direct compensation increased by 18.6% compared to 2023. This increase was primarily driven by a stronger STIP scorecard result, changes to our NEOs for 2024, and due to the absence of a STIP payout in 2023 for one of the executives who is no longer with the Company. See details in the Compensation section starting on page 57.

NEOs	Base Salary[2]	STIP Award	LTIP Award	Promotional Award (Vests in Thirds)			Total Compensation
				Vests 2025	Vests 2026	Vests 2027
Dion Hatcher	$565,000	$730,000	$2,652,106	$ -			$3,947,106
Lars Glemser	$415,000	$475,000	$1,250,014	$ -			$2,140,014
Darcy Kerwin	$338,000	$300,000	$740,001	$ -			$1,378,001
Geoff MacDonald	$314,000	$270,000	$515,009	$ -			$1,099,009
Randy McQuaig	$300,000	$300,000	$555,001	$99,481	$85,274	$85,274	$1,425,030

_________________________________________________________________________

President and CEO and other NEOs' performance-based compensation was 86% and 77% of total compensation, respectively.

_________________________________________________________________________

Notes:
1.	The 2024 NEO compensation disclosed in this Circular compared to 2023 NEO compensation disclosed in the 2024 Circular.
2.	Base salary as at December 31, 2024.

2025 Vermilion Energy Inc. Circular	8

Summary

2025 Compensation Changes

Executive Compensation Analysis

In 2024, Vermilion enlisted Lane Caputo Compensation Inc. ("Lane Caputo") to conduct an independent analysis of executive compensation. The findings of this analysis revealed that Vermilion's compensation packages were modestly below market standards. The analysis was benchmarked against a revised 2025 peer group, which included the addition of five similarly sized companies (Advantage Energy Ltd., International Petroleum Corp., Nuvista Energy Ltd., Obsidian Energy Ltd., and Tamarack Valley Energy Ltd.) and the removal of Enerplus Corp. (due to consolidation) and ARC Resources Ltd. (as they no longer met our size criteria). Based on the results from Lane Caputo, targeted increases were implemented for roles identified as below market, including modest adjustments to certain bonus and long-term incentive targets. Fees for this work can be found on page 66.

Long Term Incentive

A full review of Vermilion's long term incentive scorecard was conducted in 2024 for implementation in 2025. Changes were made to the 2025 long-term incentive scorecard to better align with peer practices and the shareholder experience. The following adjustments were implemented: the addition of an annualized return metric to more accurately reflect shareholder outcomes; the revision of the environmental, social and governance ("ESG") category by removing the ESG rating agency measure, with an offsetting increase in ARO reductions; the replacement of EBIT-Return on Average Capital Employed with a higher weighting on the 3-year ATAX PDP recycle ratio to better align with what is in the control of the company, and minor adjustments to the weighting of other performance measures. The new 2025 scorecard is set out below:

Category	Measure	Weighting
Market Returns	3-year relative total shareholder return (TSR)	22.5%
	3-year annualized return	22.5%
Strategic Plan	Development & execution of strategic plan	20%
Operational Results	3-year proved developed producing after tax ("PDP ATAX") recycle ratio	25%
Environment, Social & Governance	ESG performance	10%

2025 Vermilion Energy Inc. Circular	9

Meeting

Meeting

Invitation

Our shareholders are invited to attend our annual meeting (the "Meeting") where you will vote on the directors to be elected and other important items of business.

Notice of Meeting
When	May 7, 2025 at 3:00 pm Mountain Time
Virtual access at	https://web.lumiconnect.com/273752024
Password	vermilion2025
Formal business

1.       Receive financial statements and auditors report for the year ended December 31, 2024

2.       Fix the number of directors to be elected at 8

3.       Elect the directors for the coming year

4.       Appoint Deloitte LLP as auditors

5.       Advisory vote on Vermilion's approach to executive compensation

6.       Approval of Omnibus Incentive Plan

After the formal meeting, we will discuss the Company's 2024 results and future plans and activities.

Please read this Circular to learn more about the meeting, our governance practices, the director nominees and executive compensation.

Sincerely,

“Myron M. Stadnyk”

Board Chair

In this section:

2025 Vermilion Energy Inc. Circular	10

Meeting

Document Information

Vermilion

We use “we”, “our”, “Vermilion”, "Company" and the "Corporation" to refer to Vermilion Energy Inc. in this document.

Date of Information

Information is as of March 19, 2025 unless we note otherwise.

Meeting Materials

Notice and access notification which will include a link to the Circular and the 2024 annual report ("Meeting Materials").

Currency

All amounts are presented in Canadian dollars. In cases where payments are made in US dollars, they are converted using the exchange rate noted.

Common Shares Outstanding

Vermilion’s common shares ("Common Shares") are our only securities entitled to vote at the Meeting.

Our Common Shares are traded under the symbol VET on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). There were 154,360,043 Common Shares outstanding at the close of business on March 19, 2025.

Value of Common Shares

We calculate compensation components and share ownership using the closing price of the Common Shares on the TSX on December 31, 2024 of $13.53. If a different date is used, we indicate the relevant date and price on that date.

Owners of 10% or More of Our Common Shares

To the knowledge of the directors and officers, no person or company beneficially owns, or controls, or directs, directly or indirectly, 10% or more of the Common Shares.

Indebtedness of Directors and Executive Officers

We do not make loans to our directors or executives and there are no loans outstanding to any of them.

Additional Information

Financial information is provided in the Company’s 2024 comparative annual financial statements

(the “Annual Financial Statements”) and related Management’s Discussion and Analysis ("MD&A").

Additional information relating to Vermilion is available on SEDAR+ at www.sedarplus.ca and on the

SEC’s website at www.sec.gov.

2025 Vermilion Energy Inc. Circular	11

Meeting

Meeting Information

Interests in Meeting Business and Material Transactions

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of 2024, is a proposed nominee for election as a director or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the meeting other than the election of directors or the appointment of auditors.

No informed person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of Vermilion, any proposed director of Vermilion, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction, or proposed transaction, which has materially affected or would materially affect Vermilion since the commencement of its most recently completed financial year.

Mailing of Circular

We are mailing this Circular on April 7, 2025 to our shareholders of record, who have requested paper copies. We also give materials to brokers, custodians, nominees and fiduciaries and request the materials be sent to beneficial shareholders promptly.

Notice and Access

We are delivering your Meeting Materials by providing you with a notice and posting the documents on vermilionenergy.com for you to access. Our interactive materials make it easy for you to navigate and access the content. The Meeting Materials will be available on April 7, 2025 and remain accessible for at least a year.

We are mailing a paper copy of our Meeting Materials, including our 2024 financial statements and related Management’s Discussion and Analysis ("MD&A") to all registered shareholders and beneficial shareholders who have requested paper copies. All other beneficial shareholders will receive a voting instruction form and a notice and access notification, including a link to the Meeting Materials.

We use notice and access because it is environmentally friendly and cost-effective. If you received the notice only and would like a paper copy of our materials, send us a request as set out below.

Requesting Paper Copies

We will send you a copy of the annual report (including our financial statements and MD&A), the annual information form ("AIF") and this Circular, free, on request. You can ask for paper copies by:

(1.866.895.8101
*	investor_relations@vermilionenergy.com
+	Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

We file our annual report, AIF and other continuous disclosure documents with Canadian and US securities regulators. You can get copies of documents we file on SEDAR+ at www.sedarplus.ca (Canadian), on the SEC's website at www.sec.gov (US) and vermilionenergy.com.

2025 Vermilion Energy Inc. Circular	12

Meeting

Meeting Details

The ability to hold a virtual meeting expands participation to shareholders who are not able to attend the meeting in-person, and is an environmentally friendly alternative to traditional in-person meetings.

Participation

Registered shareholders and duly appointed proxyholders will be able to hear the Meeting live, submit questions, address motions and vote their Common Shares on all items of business while the Meeting is being held. While shareholders and duly appointed proxyholders will not be able to attend the Meeting in-person, they will have an equal opportunity to participate in the Meeting, regardless of geographic location, and vote on the matters to be considered at the Meeting.

Attending

Access the Meeting online at https://web.lumiconnect.com/273752024 to attend. Enter vermilion2025 as the password.

Please sign in 30 to 60 minutes early. You can use a computer, tablet or smartphone, with the latest version of Google Chrome, Safari, Microsoft Edge or Firefox for a web browser. Internet Explorer is not supported.

Shareholders select “I have a Control Number/Username” and enter the number from your proxy form and the password above.

Guests select “I am a guest” and complete the requested information.

If you have any difficulties accessing the Meeting or are experiencing issues voting, please email our webcast provider: support-ca@lumiglobal.com or visit our webcast provider’s Knowledge Base at: https://support.lumiglobal.com/knowledge. You can also review our Meeting Guide, included with this Circular in Schedule G.

Asking Questions

You can ask questions before and during the Meeting if you are a registered shareholder or duly appointed proxyholder. During the business of the Meeting, each registered shareholder or proxyholder wishing to address a motion may do so once the speaker indicates the motion is open for discussion, and may have up to five minutes to contribute to the discussion on the motion. The Meeting chair will oversee the Meeting to ensure the Meeting is conducted in an orderly manner. Type the question into the main screen of the virtual meeting platform.

Shareholders may also submit questions before the Meeting to:

*	investor_relations@vermilionenergy.com
+	Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Vice President, Investor Relations

Registered shareholders or proxyholders can ask questions, but questions during the Meeting will be limited to the business being discussed. Questions about the Company's business can be asked after the Meeting’s official business is concluded.

2025 Vermilion Energy Inc. Circular	13

Meeting

Our moderator may aggregate similar questions. The Meeting will be recorded and posted on Vermilion's website, under the heading Invest with Us and subheading Events and Presentations.

Beneficial Shareholders

Beneficial (non-registered) shareholders who appointed themselves as a proxyholder according to the instructions provided by their nominee, will be able to ask questions, address motions and vote at the Meeting as set out above.

Beneficial shareholders who did not appoint themselves as a proxyholder will only be able to participate as guests at the Meeting.

Guests

Guests will be able to listen to the proceedings of the Meeting, but cannot vote and may not ask questions or address motions.

2025 Vermilion Energy Inc. Circular	14

Meeting

Voting Information

Request for Proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. No director of Vermilion has informed management in writing that he/she intends to oppose any action intended to be taken by management at the Meeting.

We will provide Meeting Materials to Broadridge and other intermediaries and request that those materials be forwarded promptly to our beneficial shareholders.

Record Date

March 19, 2025 is the record date for the Meeting. If you held Common Shares on March 19, 2025, you are entitled to receive notice of the Meeting and attend and vote. You may also be entitled to vote your Common Shares if you bought Common Shares from a registered shareholder and notify Odyssey Trust Company ("Odyssey"), our transfer agent, at least 10 days before the Meeting that you want to vote at the Meeting.

Votes

You are entitled to one vote at the Meeting for each Common Share you hold.

Quorum

We can only act on the items of business if we have a quorum at the Meeting. Our quorum is at least two people holding or representing by proxy at least 25% of the outstanding Common Shares present at the Meeting. Each person must be a registered shareholder or an appointed proxyholder. Anyone who participates in the Meeting electronically counts as being present.

2025 Vermilion Energy Inc. Circular	15

Meeting

Voting Instructions

If you set out how you want to vote on your proxy or voting direction form, your proxyholder has to vote that way. If you do not set out how you want to vote, your proxyholder will decide for you.

If you sign and date the enclosed proxy or voting direction and do not specify how you want to vote, your Common Shares will be voted as follows:

Matter	Voted
Fix number of directors to be elected at 8	FOR
Elect management nominees as directors	FOR
Appoint Deloitte LLP as auditors	FOR
Advise on approach to executive compensation	FOR
Approve unallocated entitlements under the Omnibus Incentive Plan	FOR

Approvals

We need a simple majority (50% plus one) of the votes cast at the Meeting to approve the number of directors, elect the directors, approve the appointment of auditors, approve the unallocated entitlements under the Omnibus Incentive Plan (the "Plan"), and in respect of the advisory vote on our approach to executive compensation.

Amendments or Other Business

If any amendments or other matters of business are properly raised at the Meeting, registered shareholders and duly appointed proxyholders will be able to decide to vote for or against these items. We are not aware of any changes to the current business of the Meeting or any other business to be considered at the Meeting.

Vote Counting

Odyssey counts the votes made by proxy. If you have a question about how votes are counted, please contact Odyssey at 1.888.290.1175.

NYSE Rules

Brokers who are subject to the NYSE rules and hold Common Shares (as a nominee) for a beneficial shareholder (see details starting on page 18) may not vote your Common Shares unless they have instructions from you for some items of business. If you do not provide instructions, the votes you submit for director elections and other non-routine matters, including the advisory vote on executive compensation, will not count. The number of Common Shares will be counted for quorum purposes.

Voting Questions

You can contact Odyssey directly at:

(1.888.290.1175 (toll free)
*	proxy@odysseytrust.com
+	Stock Exchange Tower 1230 300 5th Avenue SW Calgary, Alberta T2P 3C4

2025 Vermilion Energy Inc. Circular	16

Meeting

Registered Shareholders

You are a registered shareholder if you have the original physical share certificate in your possession or hold your Common Shares through a DRS statement.

Voting Before the Meeting

2	Proxy (complete and return the proxy)
:	Computer (see enclosed proxy form)

Voting Yourself During the Meeting

If you want to vote during the Meeting, you will do so electronically through the virtual meeting platform. It is your responsibility to maintain an internet connection during the Meeting.

If you use your control number to log in and have previously voted, you do not need to vote again when polls open, unless you want to change your previous voting instructions. See our Meeting Guide in Schedule G for details on attending and voting at the Meeting.

Appointing a Proxyholder to Vote During the Meeting

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxyholder (this can be yourself, the management nominees, or another person you choose). Complete the proxy form, sign it, and return it. You can select the management nominees listed on the form (by leaving it as is), appoint yourself (by printing your name on the form), or designate someone else (by printing that person's name on the form). If you choose a third-party proxyholder, you will need to register them by emailing appointee@odysseytrust.com. The management nominees named in the form are already registered.

Once a proxyholder is registered, you or the proxyholder will be provided with a control number to access the Meeting. See our Meeting Guide in Schedule G for more details.

Counting Proxyholder Votes

Your votes only count if the person you appointed as proxyholder attends the Meeting and votes. For this reason, we encourage you to vote in advance of the Meeting.

Proxy Deadline

Return your completed proxy in the envelope provided so it arrives by 3:00 pm Mountain Time on May 5, 2025. If the Meeting is postponed or adjourned, your proxy must arrive at least 48 hours (excluding weekends and holidays) before the Meeting is scheduled to start. The time limit for the receipt of proxies may be waived or extended by the Chair of the Meeting.

Revoking your Proxy

You may revoke your proxy before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary by May 6, 2025 (or the last business day before an adjourned or postponed meeting).

If you previously submitted votes electronically, you may change your votes by logging in with your control number and voting again at the Meeting. Only your last voting instructions will be counted.

2025 Vermilion Energy Inc. Circular	17

Meeting

Beneficial Shareholders

Most people are beneficial shareholders. You are a beneficial shareholder if your Common Shares are not represented by one or more original physical share certificates registered in your name, but rather your Common Shares are deposited and held on your behalf by your bank, trust company, securities broker, trustee or other institution - your nominee.

Voting Before the Meeting

2	Voting instruction form (complete and return the enclosed voting instruction form)
(	Telephone (see enclosed voting instruction form)
:	Computer (see enclosed voting instruction form)
Smartphone (see enclosed voting instruction form)

The Company may use the Broadridge QuickVote™ service to assist non-registered beneficial shareholders who are “non-objecting beneficial owners” with voting their Common Shares over the telephone.

Voting During the Meeting

If you want to vote during the Meeting, do not indicate your votes on the voting instruction form. You will also need to appoint yourself as a proxyholder (see Appointing a Proxyholder to Vote During the Meeting below).

Appointing a Proxyholder to Vote During the Meeting

If you want to appoint a proxyholder (yourself, the management nominees or someone else you pick), to vote for you during the Meeting, complete the voting instruction form, sign it and return it. You may choose the management nominees named in the form (fill the form out as is), yourself (print your name on the form) or someone else (print that person’s name on the form).

You will also need to register yourself or any third-party proxyholder at appointee@odysseytrust.com. The management nominees named in the form are already registered. Please also contact your nominee (also called an intermediary) in case there are additional procedures you must follow.

Once a proxyholder is registered, you or they will be provided with a control number to access the Meeting. See our Meeting Guide in Schedule G for more details.

2025 Vermilion Energy Inc. Circular	18

Meeting

Counting Proxyholder Votes

Your votes can only be counted if the person you appointed as proxyholder attends the Meeting and votes.

If you indicated your votes on the voting instruction form, your proxyholder may not vote at the Meeting. To change your vote and allow your proxyholder to vote, you will need to revoke your proxy (see below) and follow the instructions above.

Form Deadline

Return your completed voting instruction form in the envelope provided so it arrives by 3:00 pm Mountain Time on May 5, 2025. If the Meeting is postponed or adjourned, your voting instruction form must arrive at least 48 hours (excluding weekends and holidays) before the Meeting is scheduled to start. The time limit for the receipt of vote instructions may be waived or extended by the Chair of the Meeting.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures your nominee has provided. Your nominee must receive your request to revoke your instructions before 3:00 pm Mountain Time on May 5, 2025 (or the two business days before an adjourned or postponed meeting).

Meeting Business

Financial Statements

Our consolidated financial statements for the year ended December 31, 2024 and the auditor’s report on those statements are included in the annual report.

The annual report is also filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). You can also find it at vermilionenergy.com or ask us for a free copy.

Number of Directors

Under our by-laws, shareholders set the number of directors. We propose that 8 directors be elected to hold office until the next annual meeting or their successors are elected or appointed.

____________________________________________________________________________

We recommend that you vote FOR fixing the number of directors to be elected at 8.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR fixing the number of directors to be elected at 8 unless you tell them to vote against this item.

2025 Vermilion Energy Inc. Circular	19

Meeting

Elect Directors

Our director nominees are:

Myron M. Stadnyk (Chair)	Stephen P. Larke
Dion Hatcher	William B. Roby
James J. Kleckner Jr.	Manjit K. Sharma
Carin S. Knickel	Judy A. Steele

Our nominees are well qualified to be directors of Vermilion. Each has confirmed they are eligible and willing to serve if elected. Read more about them starting on page 43.

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would happen), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

____________________________________________________________________________

We recommend that you vote FOR the election of the 8 nominees set out above.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR the election of the above nominees unless you tell them to withhold your vote.

Majority Voting Policy

We have a majority voting policy (the "Majority Voting Policy") in compliance with TSX requirements. A director who receives more “withhold” than “for” votes will offer to resign (unless there is a contested election). The GHRC will review the matter and recommend to the Board whether to accept the resignation.

The Board will announce its decision within 90 days of the Meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board.

The director may not participate in any deliberations on their resignation.

A copy of the Majority Voting Policy is available at vermilionenergy.com.

2025 Vermilion Energy Inc. Circular	20

Meeting

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as the auditors for Vermilion for 2025. Deloitte was first appointed as Vermilion’s auditors in 2000.

In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

The directors will be authorized to set the fees paid to the auditors.

Audit Fees Paid

Category	Type of Work Billed for	2024 Fees	2023 Fees
Audit fees	Audit of annual financial statements and services normally provided for regulatory filings or engagements	$2,703,868	$2,794,556
Audit-related fees	Assurance or services reasonably related to the audit or review of the annual financial statements, including fees for audit-related services for prospectuses, participation fees levied by the Canadian Public Accountability Board and fees related to assets acquired or divested	$93,954	$42,203
Tax fees	Tax compliance services	$63,068	$64,164
Total		$2,860,890	$2,900,923

More information, including the Audit Committee Mandate, is available in our AIF.

____________________________________________________________________________

We recommend that you vote FOR the appointment of Deloitte LLP as auditors.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

2025 Vermilion Energy Inc. Circular	21

Meeting

Say on Pay

Vermilion has provided you with a say on our approach to executive pay since 2013. It helps us engage constructively with shareholders and ensures Board accountability for executive compensation.

At the 2024 Annual Meeting, 53,552,125 votes (94.60%) were cast in favor of our approach to executive compensation, while 3,054,818 votes (5.40%) were cast against it.

Our 2024 executive compensation program was similar in approach to 2023. Read more about how our pay aligned to 2024 performance in the Compensation section starting on page 57.

The GHRC and Board take the results of the say on pay advisory vote into account when considering compensation policies and decisions. While we anticipate your support, if the advisory vote is not well supported the Board will consult with shareholders to better understand their concerns.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

“Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept Vermilion’s approach to executive compensation disclosed in the Proxy Statement and Management Information Circular of Vermilion dated March 19, 2025.”

____________________________________________________________________________

We recommend that you vote FOR our approach to executive compensation.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR this resolution unless you tell them to vote against it.

Approval of Unallocated Entitlements under the Omnibus Incentive Plan

The Plan has been approved by our Board and was initially approved May 11, 2022. In accordance with the rules of the TSX, the unallocated entitlements under the Plan must be approved by our shareholders every three years.

The principal purposes of the Plan include providing a competitive long-term incentive program to attract and strengthen the ability of the Company and its affiliates to retain qualified employees, officers, directors and consultants, and promoting a proprietary interest in the Company through Common Share ownership in alignment with the interests of shareholders. A summary of the Plan is set forth in Schedule D of this Circular and a full copy of the Plan is available on SEDAR+ at www.sedar.com under Vermilion's profile (filed on March 20, 2025, under “Other Securityholders documents”).

The Plan governs the grant of share awards (“Share Awards”) and deferred share units (“DSUs”), the payment of employee bonuses (“Employee Bonuses”) and the making of employer contributions in respect of employee savings (“Employer Contributions”, and together with Share Awards, DSUs and Employee Bonuses, collectively, “Incentives”).

The number of Common Shares reserved for issuance by the Company pursuant to the Plan is based on a 3.5% treasury rolling reserve. In addition to Common Shares issued from treasury, Incentives may be settled with cash or Common Shares acquired through exchange facilities in accordance with the Plan (or any combination thereof).

The Plan provides that (a) no one participant may be granted any Incentives which, together with all Incentives then held by such participant, would entitle such participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (b) the number of Common Shares (i) issued to insiders, within any one year period, and (ii) issuable to insiders, at any time, under the Plan (and under any other security-based compensation arrangements of the Company) shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively (collectively, the “Insider Participation Limit”). Subject to shareholder approval of the Plan at the Meeting, incentives will continue to be granted and governed under the Plan. Our legacy plans will continue to govern outstanding awards for so long as such awards remain outstanding.

2025 Vermilion Energy Inc. Circular	22

Meeting

Share Awards

Share Awards may be granted to officers, employees and consultants of the Company and its affiliates subject to the treasury reserve limit and the Insider Participation Limit. The number of Common Shares referenced by a Share Award is determined at the time of grant. Vesting occurs on April 1st or October 1st of the third year following the grant date, or in thirds each year over three years for new-hire or promotion-based grants. Share Awards granted to employees (including NEOs) are subject to double trigger vesting provisions in the event of a change of control requiring both a change of control and subsequent termination of employment by the Company (other than for cause) or by the employee for good reason. Share Awards accrue dividend equivalent entitlements that vest with underlying Share Awards.

DSUs

DSUs may be granted to non-employee directors and other specified non-employee service providers of the Company and its affiliates subject to the treasury reserve limit and the Insider Participation Limit. Non-employee directors are only entitled to receive grants of DSUs, and DSUs shall only be granted in lieu of cash fees (being a director's retainer, and, to the extent applicable, any Meeting fees). In all cases DSUs granted shall have the same value as the cash amount of the retainer, and, to the extent applicable, any Meeting Fees, elected by a director to be received in DSUs. Any discretionary grant to a non-employee director under any compensation plan of the Company or any affiliate shall, in respect of Common Shares issued from treasury, be subject to, and not exceed, a limit (based on grant date value) of $150,000 per annum per non-employee director across all equity compensation plans of the Company or any affiliate taken together. Other than DSUs granted in lieu of cash fees on a value for value basis, no discretionary or other grants of DSUs to a non-employee director are permitted pursuant to the Plan and no other Incentives shall be payable, granted or made available to any non-employee director pursuant to the Plan. A non-employee director is required to elect (in respect of each calendar year) the amount of his or her retainer to be received in that particular calendar year in the form of DSUs, cash, or Common Shares purchased on the secondary market (or a combination thereof), with a minimum 50% of the non-employee director's annual remuneration required to be received in the form of DSUs if that director is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements, and a minimum 25% of the non-employee director's annual remuneration required to be received in the form of DSUs if those share ownership requirements have been met. DSUs accrue dividend equivalent entitlements that vest with the underlying DSUs.

Employee Bonuses

Employee Bonuses may be paid to employees of the Company or its affiliates. Following an annual Board assessment of the performance of the Company and its employees, the Board designates employees to participate in the bonus component of the Plan. Once Participants are determined, the Board may then allocate a bonus to a Participant in an amount determined by the Board in its sole discretion. An Employee Bonus may be paid in cash, Common Shares issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit) or a combination of cash and Common Shares as determined by the Board in its sole discretion.

2025 Vermilion Energy Inc. Circular	23

Meeting

Employee Savings

Employees enrolled in employee savings pursuant to the Plan may elect to contribute a minimum of 1%, to a maximum of 7%, of the employee's base earnings to the Plan, and the Company will make an Employer Contribution equal to 0.33 times the amount of the employee's personal contribution. An employee may make excess savings contributions up to a maximum of the employee's base earnings, however excess contributions do not receive a corresponding Employer Contribution. Unless otherwise directed in writing by the Board, the administrative agent under the Plan shall use all or any combination of Employer Contributions (that are made in cash) and excess contributions deposited with the administrative agent to acquire Common Shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances of Common Shares from treasury (subject to the treasury reserve limit and the Insider Participation Limit). All Common Shares (and other investments) acquired with personal contributions, Employer Contributions and excess contributions are at all times vested to the particular employee participant.

Approval of Incentive Plan and Unallocated Entitlements

Vermilion believes Incentives and the Plan align the interests of the Board and our employees with those of our shareholders, as it provides an effective retention mechanism in the competitive international environment in which the Company operates, and continues to reflect the Company’s prudent use of its cash resources while managing all Vermilion’s compensation arrangements within a 3.5% rolling reserve. The Plan constitutes a security-based compensation arrangement, which under TSX rules requires approval (when instituted) by a majority of the Board and shareholders. At the Meeting, shareholders will be asked to approve the Plan and all unallocated entitlements under the Plan. If a majority of the Common Shares represented at the Meeting are voted against the approval of the unallocated entitlements under the Plan, all outstanding Incentives will be unaffected but the Company would not be entitled to grant further Incentives that may be settled with Common Shares issued from treasury. In all cases, the Company will continue to be entitled to grant Incentives under the Plan that may be settled with cash or market purchased Common Shares. The Board has approved the Plan. As of December 31, 2024, there are 3,428,019 issued and outstanding share awards under the Plan and 1,066,389 under the Legacy Plan.

Changes since initial approval

Administrative changes have been made to the Plan since inception including:

•	Clarification of language regarding DSU elections for directors and companies ceasing to be affiliates
•	Adjustments to the linear calculation of LTIP results (replacing the previous score translation approach)
•	Addition of new measures to calculate performance vesting under the LTIP
•	Clarification of pro-ration for employees with absences throughout the year
•	Removal of outdated language (e.g., references to metrics within the LTIP plan that no longer apply)

These administrative changes to the Plan are permitted to be made without shareholder approval under the Plan's amendment provisions.

2025 Vermilion Energy Inc. Circular	24

Meeting

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

"RESOLVED THAT:

1. All unallocated entitlements under the Omnibus Incentive Plan, as amended or supplemented from time-to-time, are hereby approved and authorized, which approval shall be effective until no later than May 7, 2028.

2. Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, all such agreements, instruments, notices, consents, acknowledgments, certificates, filings and other documents (including under applicable laws, regulatory policies or stock exchange rules) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time in order to give effect to this resolution."

____________________________________________________________________________

We recommend that you vote FOR the approval of all unallocated entitlements under the Plan.

____________________________________________________________________________

The people named in the enclosed proxy will vote FOR the approval of all unallocated entitlements under the Plan unless you tell them to vote against it.

Other Business

If any other matters of business are properly raised at the Meeting, you or your proxyholder will be able to decide to vote for or against each matter. We are not aware of any other items of business to be considered at the Meeting.

2025 Vermilion Energy Inc. Circular	25

Governance

Governance

Vermilion is committed to a high standard of corporate governance because it promotes effective decision-making by the Board and is in the best interests of our stakeholders.

In addition to complying with applicable Canadian and US regulatory requirements, we also align our governance with the United Nations Sustainable Development Goal 16.6 which promotes effective, accountable and transparent institutions and business disclosure.

In this section:

2025 Vermilion Energy Inc. Circular	26

Governance

Task Force on Climate-related Financial Disclosure ("TCFD") Sustainability / ESG

As an international company, Vermilion's purpose is to responsibly produce essential energy while delivering long-term value to our stakeholders. We integrate sustainability principles into our business to increase resilience, enhance development opportunities, reduce long-term risks and support the well-being of key stakeholders, including the communities in which we operate.

We have applied the TCFD framework in our management of climate- and other sustainability-related risks and opportunities. The framework recognizes the importance of climate-specific disclosure while reflecting its intersection with other environment-related risks and opportunities, social factors such as safety and community engagement, and governance issues.

Our TCFD index follows:

Disclosure	Source
Governance	Circular
Strategy	Annual Report MD&A
Risk Management	Annual Report MD&A
Metrics and Targets	Annual Report MD&A
Consolidated Climate (TCFD) Report	vermilionenergy.com/our-sustainability/

Board Oversight

Integrated Sustainability is one of six strategic pillars in our long-term business plan. The Board oversees our sustainability- and climate-related strategy and performance which includes our direction, goals and targets.

Our Board committees provide additional ESG and risk oversight in their areas of focus:

Committee	Sustainability Focus Areas
Audit	Risk management and internal control systems (including cybersecurity)
GHRC	Governance, ethics and people practices (including diversity, succession and career development)
SSC	Occupational, personal, process and asset safety, risk management, energy transition, climate (emission reduction), environment (including water and biodiversity) and social impacts (human rights, lobbying, community investment, and government and stakeholder relations)
TC	Reserves reporting, operational execution excellence and assessment of technical risk

The Board and SSC receive quarterly briefings and performance reports on a variety of sustainability- and climate-related matters, including business unit updates, regulatory shifts, environmental and social trends, and strategic community investment activities. These are augmented by continuing education from third parties addressing various topics, including climate change and the energy sector, energy transition and ESG factors for institutional investors.

The SSC oversees long-term sustainability strategy, implementation, progress and communications. It also identifies and reviews emerging risks and opportunities associated with sustainability issues and how those are integrated into our enterprise risk management (ERM) system.

2025 Vermilion Energy Inc. Circular	27

Governance

The SSC Chair reports quarterly to the Board on sustainability issues, ensuring that these are considered in Board decisions such as long-range planning, budget and capital allocation, and acquisitions and divestments. In 2024, the Board followed its previous materiality assessment, climate scenario analysis and emission reduction target-setting by:

•	Evaluating performance against our 2025 target to reduce Scope 1 emissions intensity by 15-20% by 2025
•	Approving the Company's climate strategy, including the setting of a new target to reduce Scope 1 and Scope 2 emissions intensity by 25-30% by 2030 (based on 2019)
•	Approving emission reduction, asset retirement obligation (ARO) liability reductions and ESG rating agency performance contributions to the LTIP scorecard for executive and employee compensation
•	Receiving updates on sustainability-related projects, including potential renewable fuel partnerships and projects utilizing end of life assets, and strategic community investment
•	Assessing freshwater use in our global operations, and ensuring water management plans for higher freshwater intensity assets are developed and/or maintained, particularly the development of the water recycling hub in our Mica operations in northeast British Columbia
•	Reviewing corporate lobbying reporting to ensure alignment with our stated climate and other positions, including the Paris Agreement
•	Approving Vermilion's first Modern Slavery Report in accordance with Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act
•	Reviewing sustainability disclosure, including the sustainability report with its associated approach to preparation, evaluation, data integrity and continuous improvement, with particular regard to emerging regulations such as Canada's Bill C-59 and Europe's Corporate Sustainability Reporting Directive

2025 Vermilion Energy Inc. Circular	28

Governance

Management Role

A comprehensive team of executives and staff integrate sustainability through the organization.

Group / Role	Description	Responsibilities
Executive Committee Members

•     Principal: President and CEO, Vice President and CFO and Vice Presidents of International and HSE, and North America

•      Associate: General Counsel and Vice Presidents of Geosciences, Investor Relations, People and Culture, Sustainability, Marketing, and European Operations

• Manages sustainability and climate-related issues • Oversees people and culture and ESG-related matters • Risk management responsibility on an operational level
President and CEO		• Responsible for Company sustainability, including climate-related risks
Vice President and Chief Financial Officer		• Responsible for risk monitoring and auditing to ensure practices are consistent with Vermilion's risk strategy and policies, including cybersecurity
Vice President Sustainability	Direct Report of President and CEO

•      Develops sustainability strategy and reporting, in partnership with corporate teams and business units, assures alignment with long-range business plan

•      Updates the Executive Committee regularly on strategy, issues, performance and reporting

•      Updates and receives guidance from the Board and SSC quarterly

•      Responsible for keeping management and the Board informed on emerging regulations and policies

Sustainability Team	Centre of Excellence

•      Advises on all aspects of sustainability, including environmental, climate and social issues, based on extensive research and inputs from business units

•      Responsible for sustainability disclosure

•      Meets regularly with sustainability leads to discuss issues, trends and learnings

Vice Presidents of International and HSE, and North America	Sustainability Business Unit Leads	• Leads operational sustainability with business unit leaders

Various departments also report sustainability priorities and progress as frequently as weekly to management and quarterly to the Board or committees on issues such as health, safety and environment (HSE) targets and performance, risk management, regulatory changes and public and government relations.

2025 Vermilion Energy Inc. Circular	29

Governance

Risk

The Board has ultimate responsibility to oversee risk and risk management within Vermilion. It does so with the assistance of the Board committees who provide risk oversight in areas aligned with their mandates. All committees report to the Board on the risk issues they oversee. See page 5 for an overview of risks that each Committee is responsible for overseeing.

Cybersecurity

We manage cybersecurity risks by ensuring we have appropriate technologies, processes and practices that prevent, detect and respond to threats as they emerge and evolve.

Our primary cybersecurity risks are loss or destruction of data, compromise of confidential customer or employee information, leaked information, disruption of business, theft or extortion of funds, regulatory infractions, loss of competitive advantage and damage to Vermilion’s reputation.

We rely on advanced controls to protect us from cyber-attacks, including:

•	Enterprise class firewall infrastructure, secure network architecture and anti-malware defense systems to protect against network intrusion, malware infection and data loss
•	Regular third-party reviews and vulnerability assessments to ensure that information technology systems are up-to-date and properly configured to reduce security risks
•	Disaster recovery planning and ongoing monitoring of network traffic patterns to identify potential malicious activities or attacks
•	Incident response processes to isolate and control potential attacks
•	Data backup and recovery processes to minimize risk of data loss and resulting disruption of business

We engage outside firms to test our firewalls and perform live cyber exercises. Employees acknowledge compliance each year with the information technology responsibilities and obligations in our Code of Business Conduct and Ethics (the "Code").

Our cybersecurity risks and risk management activities are overseen by the Audit Committee. The committee receives annually, or more frequently as the committee may request, reports from the Vice President and CFO on projects to strengthen security systems and improve cyber readiness, and on existing and emerging threats. Ongoing cybersecurity and technology education is also provided to our Board through management reports and presentations by external subject matter experts.

Through ongoing vigilance and regular employee awareness, Vermilion has not experienced a material cybersecurity event in the last three years.

Business Conduct and Ethics

We expect all of our directors, officers, employees and contractors to act with honesty and integrity. The Code outlines guiding principles that cover, among other things:

•	Workplace conduct and safety
•	Human rights
•	Fair dealing

2025 Vermilion Energy Inc. Circular	30

Governance

•	Conflicts of interest
•	Securities trading
•	Anti-hedging
•	Anti-bribery and anti-corruption

The GHRC oversees our processes for compliance with and visibility of the Code. The GHRC reviews the annual sign-offs from all personnel that confirm understanding of and compliance with the Code.

Whistleblower Policy

Employees and other stakeholders may anonymously report concerns with or about:

•	Accounting, internal controls or auditing
•	Violations of law
•	Substantial mismanagement of our resources
•	Discrimination
•	Harassment

Reports may be made without fear of discrimination, retaliation or harassment through the following means:

(1.855.484.CARE (2273) (toll free in North America)
0011.800.4484.2273 (Australia)
*	useCARE@ca.gt.com
CARE Program c/o Grant Thornton 200 King Street West, Box 11 Toronto, ON M5H 3T4

All claims are investigated and reported annually to the GHRC.

You can find a copy of our Code and Whistleblower Policy on our website at vermilionenergy.com.

2025 Vermilion Energy Inc. Circular	31

Governance

Diversity

Board Gender Diversity

Vermilion views Board diversity as a strategic priority that fosters broader perspectives, leading to more robust discussions and better decision-making, which in turn strengthens governance. We are dedicated to promoting diversity on our Board and are committed to attracting and retaining high-quality directors with a wide range of experience, skills, and backgrounds. You can find a copy of our Board Diversity Policy at vermilionenergy.com. To ensure a diverse pool of qualified candidates, Vermilion engages independent recruiters in the search process.

____________________________________________________________________________

We make reasonable efforts to ensure that a diverse group of candidates, including women, are considered for appointment or nomination to the Board

____________________________________________________________________________

Furthermore, Vermilion reinforces our dedication to diversity by being a member of the 30% Club of Canada. We are committed to maintaining gender diversity on our Board, ensuring that women represent at least 30% of our directors.

The GHRC annually reviews the Board Diversity Policy and assesses its effectiveness in promoting a diverse Board.

____________________________________________________________________________

For 2025, three of eight (38%) Board nominees for election are women.

____________________________________________________________________________

2025 Vermilion Energy Inc. Circular	32

Governance

Workplace Gender Diversity

Vermilion monitors and encourages development and progression of women into leadership positions, which we believe is in the best interests of the Company and shareholders.

In 2024, we supported 27 females across our organization as part of a mentoring program aimed to accelerate professional development and support career progression. The mentees were paired with senior leaders and were supported with a range of development and networking opportunities. We will discuss the possibility of another term for the mentoring program after the current term concludes and feedback has been collected.

Currently, we have three women in Vice President level roles, representing 30% of all Vice President positions. All Vice Presidents are members of the Executive Committee.

All members attend the Executive Committee meetings, providing insights that help to enhance decision-making and build alignment. They are accountable for implementing initiatives and are responsible for strategic decisions within their areas.

____________________________________________________________________________

Vermilion proudly supports community events that celebrate women and provide opportunities to network and learn from other women in business.

____________________________________________________________________________

Calgary Influential Women in Business Awards ("CIWB")

Vermilion is a supporter of CIWB which celebrates Calgarians who have achieved professional excellence while championing diverse leadership in the community. We sponsor CIWB’s Annual Gala as it provides women in our organization with opportunities to learn from and gain exposure to other influential female leaders in the community.

The Art of Leadership for Women

The of Art of Leadership for Women is a full-day conference focused on motivating and providing essential knowledge to help women grow in their careers. In 2024, 26 women from Vermilion attended the conference, expanding their knowledge on topics like purpose driven leadership, empowering cultures of growth, and redefining diversity, equity and inclusion.

2025 Vermilion Energy Inc. Circular	33

Governance

Policies and Practices

Nominations and Board Succession

The GHRC, comprised of independent directors, nominates new directors, considering Board size, current and desired skills, and Board and individual performance evaluations. The GHRC’s objective in recruiting and nominating new directors is to continuously develop a high-performance Board, with diverse skills and deep expertise that add value to the business.

The GHRC follows the process below to develop a short list of candidates:

Top candidates meet with the Board Chair, Board members and the President and CEO to determine interest, suitability and availability before the GHRC recommends Board approval of appointment or nomination.

Board Tenure

We do not have a term limit for Vermilion directors. We believe our stakeholders are well served to have directors who have developed a deep understanding of Vermilion and our industry over time as well as those with new perspectives. Vermilion has effectively balanced experience and diversity with effective Board renewal practices as can be seen by our Board tenure profile on page 42.

____________________________________________________________________________

63% of our director nominees have tenure of less than five years.

____________________________________________________________________________

Retirement Guideline

Absent a Board extension, a director may not stand for re-election after age 75.

2025 Vermilion Energy Inc. Circular	34

Governance

Interlocks

A board interlock occurs when two or more of our directors also serve together as directors of another public company. The Board considers interlocks when reviewing new Board candidates and approving requests to join additional Boards.

____________________________________________________________________________

There are no Board interlocks among the 2025 director nominees.

____________________________________________________________________________

Over-boarding

We follow best governance guidelines regarding director over-boarding. A director who is an executive officer of Vermilion can sit on one outside public company board, and a director who is a non-executive Board member can sit on five public boards in total.

____________________________________________________________________________

All of our directors comply with the over-boarding governance guidelines.

____________________________________________________________________________

Independence and Board Committees

We have adopted independence standards that align with Canadian requirements and NYSE rules, to determine which of our directors are independent. We also voluntarily include independence items that US companies must comply with, which are similar to Canadian audit committee independence requirements, for our GHRC members.

Each year directors complete a questionnaire about their independence. The Board reviews the results in light of our standards and determines which directors are independent.

All of the AC and GHRC members meet the independence standards that apply to them. You can find a summary of independence standards on our website at vermilionenergy.com.

____________________________________________________________________________

All of our non-executive directors are independent.

____________________________________________________________________________

Sessions Without Management

Our Board and committee Chairs facilitate discussion among directors in-camera without management present. Matters arising for discussion with management are communicated by the Chair of the Board.

____________________________________________________________________________

In 2024, a session without management was held at each

quarterly Board and committee meeting.

____________________________________________________________________________

2025 Vermilion Energy Inc. Circular	35

Governance

Director Orientation

We tailor our orientation program for the individual needs and experience of each new director. We ensure they receive detailed information on Vermilion’s strategy, operations and governance practices.

Our director orientation program covers six main components.

Continuing Education

Our directors are responsible for maintaining the skills and knowledge needed to meet their duties to Vermilion. They are encouraged to attend relevant courses or seminars. We also keep our directors up to date in several ways.

In 2024, Vermilion sponsored a reserves course, presented by McDaniels & Associates Consultants Ltd., to gain a deeper understanding of the economics and categories associated with different types of reserves for some of our new board members. See Schedule A for the details of the other continuing education sessions Vermilion's directors completed in 2024.

2025 Vermilion Energy Inc. Circular	36

Governance

Board Assessment

Our annual Board assessment process includes one-on-one interviews as well as targeted written questionnaires. The process has four components:

____________________________________________________________________________

Our 2024 Board Evaluation results indicated that all of our individual directors,

all committees and the Board effectively fulfilled their duties.

____________________________________________________________________________

Structure

Our committees and the Board may also engage outside advisors as they deem appropriate.

2025 Vermilion Energy Inc. Circular	37

Governance

Board and Committees Mandates

Our Board and each committee have adopted mandates setting out various responsibilities and duties as described below. The Board and each committee annually review their respective mandates and consider any recommended changes.

A copy of the Board Mandate is included in Schedule C. You can review copies of our other mandates at vermilionenergy.com. Our various mandates cover:

Board Members

Each of our directors must act honestly and in good faith with a view to the best interests of Vermilion. The Board expects all directors to:

•	Be prepared for and attend all Board meetings
•	Participate fully in Board discussions, while maintaining effective and collegial relationships
•	Assist in external communications if requested by management
•	Avoid and/or promptly disclose conflicts of interest (real or perceived), including serving on another board of a company that operates in Vermilion’s key areas

2025 Vermilion Energy Inc. Circular	38

Governance

•	Be knowledgeable about our business and industry through orientation and continuing education opportunities
•	Understand the regulatory, business, social and political environments in which we operate
•	Participate on committees and be knowledgeable about their roles and responsibilities

Committees

Our committees assist the Board by providing closer oversight and reviews of matters within their respective areas. Our committees report to the Board on their activities and make necessary recommendations to the Board. Effective November 6, 2024, the Health, Safety, and Environment (HSEC) and Sustainability Committees (SC) were combined into the Safety and Sustainability Committee (SSC) to reflect Vermilion's commitment to a holistic approach for ensuring sustainable and responsible practices across the organization.

2025 Vermilion Energy Inc. Circular	39

Governance

Engagement

Stakeholder Expectations

Our stakeholders expect that we deliver strong financial results in a responsible way. To ensure we do so over the medium- and long-term, we prioritize the following:

Stakeholder Engagement

We believe that regular and open dialogue with our shareholders and other stakeholders is important to our success. We engage with shareholders and others according to our Disclosure Policy.

Our Board, executives and investor relations representatives engage with institutional and retail shareholders, sell-side research analysts and sales representatives, government officials and other interested parties throughout the year. We participate in numerous events and maintain several avenues of communication for stakeholders.

2025 Vermilion Energy Inc. Circular	40

Governance

Engagement Options and Opportunities

Item / Activity	Description
Annual meeting	Shareholders may ask questions of the Board and executives
Investor meetings	Formal and informal across North America, Europe, Australia and Asia
Conferences and expositions	Industry-based, for institutional and retail investors (14 in 2024)
Conference calls	Accessible by phone and internet with the investment community, including open question and answer sessions
Investor Relations hotline 1.866.895.8101 and inbox investor_relations@vermilionenergy.com	For timely responses to questions from investors and interested stakeholders
Vermilionenergy.com website	To access detailed consolidated and segmented corporate and investor information and all regulatory filings
Online sustainability report	Including performance metrics and management approaches to sustainability matters
Direct communication with the Board	See the next section for how to contact the Board

Communicating with the Board

Shareholders and other stakeholders may communicate with any Vermilion director at:

+	Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Dion Hatcher
*	board@vermilionenergy.com (to communicate with the full Board)

Please use the mailing address above to communicate anonymously or confidentially. Please mark the name of the director or their role (e.g. Board Chair) on the envelope and mark it confidential.

The Board has requested that items unrelated to their duties, such as questions about day-to-day operations or advertising, not be distributed to the directors. We review the content of communications before they are distributed to directors.

Shareholder Proposals

Shareholders who wish to make a proposal should refer to section 136 of the Business Corporations Act (Alberta) for a full description of the procedures to follow. You can send your proposal to the care of our Corporate Secretary at the same address above.

2025 Vermilion Energy Inc. Circular	41

Directors

Directors

The following pages set out information regarding each of the director nominees, including a brief summary of their experience and qualifications, age, compensation and share ownership information.

Each nominee brings a mix of skills and experience to the Board. The combination of these skills is important for the Board to effectively oversee the Corporation's business and to carry out its duties and responsibilities. The Corporation's intention is to foster a culture of inclusion and diversity within the organization.

Board Profile

Effective May 7, 2025 the following committee membership is in place:

Director	Gender	Age	Tenure	Experience	Committees
					AC	GHRC	SSC	TC
Stadnyk	M	62	3 years	Oil and gas
Hatcher	M	51	2 years	Oil and gas
Kleckner	M	67	4 years	Oil and gas				Chair
Knickel	F	68	7 years	Oil and gas
Larke	M	53	8 years	Capital markets		Chair
Roby	M	65	8 years	Oil and gas			Chair
Sharma	F	59	4 years	Finance	Chair
Steele	F	65	4 years	Energy

Mr. Stadnyk assumed the role of Chair of the Board effective November 1, 2024, and does not serve as a voting member of any committee.

In this section:

2025 Vermilion Energy Inc. Circular	42

Directors

Nominees

Myron M. Stadnyk
Calgary, Alberta, Canada Age 62	2024 Total Compensation $250,747	Committees • None
	2024 Voting Results	Attendance

Independent (since 2022)

Board Chair

(since November 1, 2024)

Share Ownership Multiple[1]

Holds 2.6x retainer

(3.0x is required[2], has until November 1, 2029)

Public Company Directorships

•   Veren Inc. (since 2020)

Equity-at-Risk[1]

Skills and Experience

•   CEO / Senior Officer

•   Governance / Board

•   Financial Experience

•   Health, Safety and Environment

•   Human Resources and Compensation

•   Managing / Leading Growth

•   Oil and Gas Operations

Experience	Over 35 years oil and gas industry experience, both domestic and international, including project management, operations and leadership
Other / Past Directorships (5-year history)	• ARC Resources Ltd. (2013 to 2020) • Prairie Sky Royalty Ltd. (2018 to 2022)
Background

•         President (2009 to 2012) and President and CEO of ARC Resources Ltd. (2013 to 2020) transforming it from a royalty trust to a top-tier Montney producer

•         Domestic and international roles at a major oil and gas company, including project management and operations

Education	• B.Sc. Mechanical Engineering, University of Saskatchewan • Harvard Business School Advanced Management Program
Other

•         Professional Engineer and member of the Association of Professional Engineers and Geoscientists of Alberta

•         C.J. Mackenzie Distinguished Lecturer, College of Engineering, University of Saskatchewan (2022)

•         Institute of Corporate Directors designation

Notes:

1.	Calculated based on the total number of Common Shares and DSUs on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.
2.	Requirement is based on committee membership as of March 19, 2025.

2025 Vermilion Energy Inc. Circular	43

Directors

Dion Hatcher
Calgary, Alberta, Canada Age 51	2024 Total Compensation Does not receive any compensation as a director of Vermilion	Committees • None
	2024 Voting Results	Attendance
Non-Independent (since 2023) Share Ownership Multiple[1] Holds 4.4x salary (5.0x is required, has until January 1, 2027) Public Company Directorships • None	Equity-at-Risk[1]	Skills and Experience • CEO / Senior Officer • Global CEO / Senior Officer • Managing / Leading Growth • Oil and Gas Operations • Health, Safety and Environment

Experience	Over 25 years of industry experience focused on production and operations engineering, asset management and business development, working onshore and offshore in Europe and Canada
Current Role

•        President (since Jan 1, 2022) and CEO (since March 7, 2023)

•        Various executive and management roles at Vermilion including President (2022 to 2023), Vice President, North America (2020 to 2021), Vice President, Canada Business Unit (2016 to 2020) and Director, Alberta Foothills - Canada Business Unit (2014 to 2016)

•        Joined Vermilion in 2006 as a Senior Exploitation Engineer on the France team and in 2008 progressed to the role of France Exploitation Manager

Background	• Prior to joining Vermilion worked at Chevron for nine years in operations, technical and project management roles both onshore and offshore
Education	• B.Sc. Mechanical Engineering (Dean's List), Memorial University of Newfoundland
Other	• Professional Engineer and member of the Association of Professional Engineers and Geoscientists of Alberta

Note:

1.	Calculated based on the total number of Common Shares on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.

2025 Vermilion Energy Inc. Circular	44

Directors

James J. Kleckner Jr.
Edwards, Colorado, USA Age 67	2024 Total Compensation[1] $235,000	Committees • TC, Chair • GHRC
	2024 Voting Results	Attendance
Independent (since 2021) Share Ownership Multiple[2] Holds 2.0x retainer (3.0x is required[3], has until October 18, 2026) Public Company Directorships • None	Equity-at-Risk[2]	Skills and Experience • Global CEO / Senior Officer • Government Relations • Health, Safety and Environment • Oil and Gas Operations • Risk Management

Experience	Over 35 years in oil and gas US onshore and international
Other / Past Directorships (5-year history)	• Great Western Petroleum (2021 to 2024) • Parsley Energy (2019 to 2021)
Background

•        Most recently CEO of Jagged Peak, which focuses on production and development in the Permian Basin

•        Various executive roles at Anadarko Petroleum Corporation and Kerr McGee Corporation

•        Extensive operational and technical experience in US onshore and international oil and gas operations including leadership over a full range of exploration, development, production and operating priorities, including mergers and acquisitions, health, safety and environment, community and government relations and enterprise risk management

Education	• B.Sc. Petroleum Engineering, Colorado School of Mines
Other	• Member of Society of Petroleum Engineers
Notes:
1.	Beginning January 1, 2024, both Canadian and US Directors began receiving the same retainer value in Canadian dollars, with payments converted and issued in their home currency.
2.	Calculated based on the total number of Common Shares and DSUs on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.
3.	Requirement is based on committee membership as of March 19, 2025.

2025 Vermilion Energy Inc. Circular	45

Directors

Carin S. Knickel
Golden, Colorado, USA Age 68	2024 Total Compensation[1] $250,000	Committees • TC • AC • SSC
	2024 Voting Results	Attendance
Independent (since 2018) Share Ownership Multiple[2] Holds 6.6x retainer (3.0x is required3) Public Company Directorships • Hudbay Minerals Inc. (since 2015)	Equity-at-Risk[2]

Skills and Experience

•   CEO / Senior Officer

•   Global CEO / Senior Officer

•   Governance / Board

•   Human Resources and Compensation

•   Financial Literacy

•   Oil and Gas Operations

•   Health, Safety & Environment and ESG

Experience	Over 40 years in human resources, business strategy and development and crude oil and natural gas marketing
Other / Past Directorships (5-year history)	• Whiting Petroleum Corporation (now Chord Energy) (2015 to 2020)
Background

•        Various global senior leadership roles at ConocoPhillips across several business lines, most recently as Corporate Vice President of Global Human Resources

•        Through extensive Board and Committee service with Hudbay Minerals Inc. (Compensation and HR Committee Chair, Corporate Governance and Nominating Committee member and Environment, Health, Safety and Sustainability Committee member) and Whiting (Compensation Committee member and Sustainability Committee Chair) has overseen a wide range of sustainability issues, including community and Indigenous Peoples engagement and development

Education	• B.Sc. Business, Marketing, University of Colorado • M.Sc. (Sloan Fellowship, Management), Massachusetts Institute of Technology
Notes:
1.	Beginning January 1, 2024, both Canadian and US directors began receiving the same retainer value in Canadian dollars, with payments converted and issued in their home currency.
2.	Calculated based on the total number of Common Shares and DSUs on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.
3.	Requirement is based on committee membership as of March 19, 2025.

2025 Vermilion Energy Inc. Circular	46

Directors

Stephen P. Larke
Calgary, Alberta, Canada Age 53	2024 Total Compensation $245,000	Committees • GHRC, Chair • AC (financial expert)
	2024 Voting Results	Attendance
Independent (since 2017) Share Ownership Multiple[1] Holds 4.1x retainer (3.0x is required2) Public Company Directorships • Headwater Exploration Inc. (since 2020) • Topaz Energy Corp. (since 2019)	Equity-at-Risk[1]	Skills and Experience • Financial Literacy • Governance / Board • Human Resources and Compensation • Managing / Leading Growth

Experience	Over 25 years in energy capital markets, including research, sales, trading and equity finance
Other / Past Directorships (5-year history)	• Winterspark Capital (since 2024)
Background

•        Various partner and senior leadership roles in private equity and investment dealer companies, most recently as Operating Partner and Advisory Board member with Azimuth Capital Management (an energy-focused private equity fund based in Calgary)

•        Formerly, Managing Director and Executive Committee member with Peters & Co. (Peters) (2005 to 2015) and Vice President and Director with TD Newcrest (1997 to 2005)

Education	• B.Comm. (Distinction), University of Calgary
Other

•        Chartered Financial Analyst

•        Institute of Corporate Directors designation

•        Fundamentals of Sustainability Accounting (FSA) Credential Holder

•        Received leading rankings in the Brendan Wood International survey of institutional investors at Peters and TD Newcrest

•        Global Competent Boards ESG Designation

Notes:

1.	Calculated based on the total number of Common Shares and DSUs on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.
2.	Requirement is based on committee membership as of March 19, 2025.

2025 Vermilion Energy Inc. Circular	47

Directors

William B. Roby
Houston, Texas, USA Age 65	2024 Total Compensation[1] $245,000	Committees • SSC, Chair • TC
	2024 Voting Results	Attendance
Independent (since 2017) Share Ownership Multiple[2] Holds 5.2x retainer (3.0x is required3) Public Company Directorships • California Resources Corporation (since 2020)	Equity-at-Risk[2]

Skills and Experience

•   CEO / Senior Officer

•   Global CEO / Senior Leader

•   Financial Literacy

•   Health, Safety and Environment

•   Managing / Leading Growth

•   Oil and Gas Operations

•   Reserve Evaluation

•   Environment, Social and Governance

Experience	Over 40 years oil and gas industry experience, including exploration, production and operations, international business development, business ethics, health, safety and environment, and community engagement work with Indigenous Peoples
Current Role	• CEO, Shepherd Energy, LLC (since 2015)
Background

•        COO, Sheridan Production Company, LLC (2013 to 2014)

•        Various US and International management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production / Facility Engineering (2000 to 2013)

•        Operations Vice President, Altura (Shell/BP Joint Venture), the largest Permian Basin operator (1997 to 2000)

Education	• B.Sc. Mechanical Engineering, Louisiana State University
Other

•        Professional Engineer and member of Society of Petroleum Engineers

•        Significant expertise in CO2 sequestration and injection that has been called upon by both federal and state governments in the US

Notes:
1.	Beginning January 1, 2024, both Canadian and US directors began receiving the same retainer value in Canadian dollars, with payments converted and issued in their home currency.
2.	Calculated based on the total number of Common Shares and DSUs on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.
3.	Requirement is based on committee membership as of March 19, 2025.

2025 Vermilion Energy Inc. Circular	48

Directors

Manjit K. Sharma
Toronto, Ontario, Canada Age 59	2024 Total Compensation $255,000	Committees • AC, Chair (financial expert) • GHRC
	2024 Voting Results	Attendance

Independent (since 2021)

Share Ownership Multiple[1]

Holds 1.8x retainer

(3.0x is required[2], has until July 19, 2026)

Public Company Directorships

•   Finning International Inc. (since 2022)

•   TransAlta Corporation (since 2023)

	Equity-at-Risk[1]	Skills and Experience • CEO / Senior Officer • Global CEO / Senior Officer • Financial Experience • Financial Literacy • Human Resources and Compensation

Experience	Over 30 years of depth and experience navigating a wide range of operational matters in a variety of industries, with a comprehensive background in finance, real estate, procurement and business development
Other / Past Directorships (5-year history)

•        Export Development Canada (since 2020)

•        GE Canada Pension Trust Committee (2007 to 2023)

•        BGO Prime Canadian Property Fund (2008 to 2021)

•        Ontario Chamber of Commerce (2019 to 2021)

•        YMCA Greater Toronto (2013 to 2020)

Background

•        CFO, WSP Canada

•        Various senior management roles with GE Canada over 20 years, including CFO with responsibilities spanning strategic planning and analysis, mergers and acquisitions, tax oversight, risk, governance, diversity and inclusion

Education	• B.Comm. (Honors), University of Toronto
Other	• Fellow Chartered Professional Accountant • Institute of Corporate Directors designation • Global Competent Boards Designation • One of Canada’s Top 100 Most Powerful Women (2019)

Notes:

1.	Calculated based on the total number of Common Shares and DSUs on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.
2.	Requirement is based on committee membership as of March 19, 2025.

2025 Vermilion Energy Inc. Circular	49

Directors

Judy A. Steele
Halifax, Nova Scotia, Canada Age 65	2024 Total Compensation $235,000	Committees • AC (financial expert) • SSC
	2024 Voting Results	Attendance
Independent (since 2021) Share Ownership Multiple[1] Holds 3.0x retainer (3.0x is required2) Public Company Directorships • None	Equity-at-Risk[1]	Skills and Experience • CEO / Senior Officer • Financial Experience • Financial Literacy • Governance / Board • Environment, Social and Governance • Health, Safety and Environment

Experience	Over 35 years of business experience including 25 years in the energy industry, specifically energy trading, natural gas, wind and biomass electricity generation and regulated electric utilities
Current Role

•        President and COO of Emera Energy Inc., the energy trading subsidiary of Emera Inc., responsible for commercial performance, operations, business growth and development, risk management, and team leadership and development

•        Member of Emera Energy Inc. Corporate Leadership Team, Sustainability Management Committee and Leadership Safety, Advisory Council

Other / Past Directorships (5-year history)	• Canadian Blood Services (since 2017) • St. Francis Xavier University (2016 to 2022)
Background	• Various executive and senior management roles with Emera • 14 years with Ernst & Young before joining Emera
Education	• Bachelor of Public Relations, Mount Saint Vincent University
Other	• Fellow Chartered Professional Accountant

Notes:

1.	Calculated based on the total number of Common Shares and DSUs on March 19, 2025 multiplied by $11.49 (the TSX closing price on March 19, 2025), in accordance with the Share Ownership Policy.
2.	Requirement is based on committee membership as of March 19, 2025.

2025 Vermilion Energy Inc. Circular	50

Directors

Share Ownership

Vermilion's share ownership policy (the "Share Ownership Policy") requires non-executive directors to hold three times their retainer. Board members have five years from their appointment or promotion date to comply.

Common Shares and DSUs count toward share ownership requirements for directors. The value for each director was calculated by multiplying the total number of Common Shares and DSUs on March 19, 2025 by $11.49 (the TSX closing price that day). See Schedule A for a table of year-over-year changes in director share ownership.

Attendance

Attendance is calculated including all regular Board and committee meetings, the Board strategy sessions and the annual shareholder meeting held since the director’s appointment. See Schedule A for more information.

____________________________________________________________________________

In 2024, the Board and committee attendance rate was 100%.

____________________________________________________________________________

Skills Matrix

Our Board members have significant relevant experience in all facets of our business. Those directors who have senior leadership or significant operational experience in each area are highlighted below. All other directors have some familiarity and specific experience in all areas.

Area	Stadnyk	Michaleski[1]	Hatcher	Kleckner	Knickel	Larke	Marchant[1]	Roby	Sharma	Steele
CEO / Senior Officer Experience as a Chief Executive Officer or senior officer for an organization of a size similar to or greater than Vermilion	✓	✓	✓	✓	✓		✓	✓	✓	✓

Global CEO / Senior Officer

Experience as a Chief Executive Officer or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments

	✓	✓	✓	✓	✓		✓	✓	✓
Financial Experience Senior executive experience in financial accounting, reporting, internal controls, and corporate finance	✓	✓	✓	✓		✓		✓	✓	✓
Financial Literacy Ability to critically read and analyze financial statements	✓	✓	✓	✓	✓	✓		✓	✓	✓

Governance / Board

Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors), that provides a good understanding of the requirements of good corporate governance, including ethics and anti-corruption

	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations Board regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels	✓	✓	✓		✓	✓	✓	✓

2025 Vermilion Energy Inc. Circular	51

Directors

Area	Stadnyk	Michaleski[1]	Hatcher	Kleckner	Knickel	Larke	Marchant[1]	Roby	Sharma	Steele

Health, Safety and Environment

General experience with, or executive responsibility for or knowledge of, industry regulations and best practices related to workplace health, safety and environment issues

	✓	✓	✓	✓	✓	✓	✓	✓		✓

Human Resources and Compensation

Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation

	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Managing / Leading Growth Experience as a Chief Executive Officer or senior officer in developing business strategies and leading significant growth through mergers and acquisitions	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Oil and Gas Operations Experience as a Chief Executive Officer or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production	✓	✓	✓	✓	✓		✓	✓
Reserve Evaluation General experience with or executive responsibility for oil and gas reserve evaluation	✓		✓	✓			✓	✓
Risk Management General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Environment, Social and Governance (ESG)

Management or executive experience with, or knowledge of, risks and opportunities related to a broad range of ESG issues including, diversity, equity and inclusion practices, responsible business operations, and corporate governance, as well as expertise in navigating evolving ESG trends and regulatory expectations

	✓	✓	✓	✓	✓	✓	✓	✓		✓

Climate Expertise

Experience or knowledge in management or executive roles related to the risks and opportunities associated with climate change and its impacts, developments in climate policy and establishing and monitoring climate performance metrics, such as greenhouse gas (GHG) emissions reductions targets and strategies

	✓	✓	✓			✓	✓			✓

Technology Expertise

Experience in leading information technology initiatives or holding executive responsibility for IT, and/or a strong understanding of effective cybersecurity practices, standards and controls designed to protect systems, software, networks and data from cyber threats

	✓	✓	✓
Note:
1.	Messrs. Marchant and Michaleski are not standing for re-election at the Meeting.

2025 Vermilion Energy Inc. Circular	52

Directors

Interlocks

There are no interlocks - where Vermilion directors serve together on the same outside board - among the 2025 director nominees.

The table below includes a list of our directors and their respective public boards.

Other Public Companies	Stadnyk	Hatcher	Kleckner	Knickel	Larke	Roby	Sharma	Steele
California Resources Corporation		None	None			✓		None
Finning International Inc.							✓
Headwater Exploration Inc.					✓
Hudbay Minerals Inc.				✓
Topaz Energy Corp.					✓
TransAlta Corp.							✓
Veren Inc.	✓

Sanctions, Orders or Bankruptcies

Bankruptcies

To our knowledge, except as described below, no proposed director (nor any personal holding company of any of such persons): (a) is, as of the date of this Circular, or has been within the ten years before the date of this Circular, a director or executive officer of any company (including Vermilion) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Ms. Knickel was a Board member of Whiting Petroleum Corporation, from 2015 to 2020, which declared bankruptcy in April 2020 and emerged from bankruptcy in September 2020.

Cease Trade Orders

To our knowledge, no proposed director (nor any personal holding company of any of such persons) is, as of the date of this Circular, or was within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Vermilion), that: (a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

2025 Vermilion Energy Inc. Circular	53

Directors

Penalties or Sanctions

To our knowledge, no proposed director (nor any personal holding company of any of such persons), has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

2025 Vermilion Energy Inc. Circular	54

Directors

Director Compensation

Philosophy

We compensate directors considering current market conditions and competitive practices, in alignment with our pay-for-performance philosophy.

Our total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We review the package annually to ensure we can attract and retain the skilled members needed on the Board.

Review and Approval

The GHRC is responsible for reviewing and approving director compensation. Each year they review director compensation against the peer group and industry practices used to measure corporate performance. See page 78 for the peer group.

In 2023, the GHRC approved changes to director compensation that took effect January 1, 2024. The changes included integrating meeting fees into the annual retainer, adjusting the chair retainers for the Audit and GHRC and decreasing the amount of the annual retainers, resulting in an average decrease of 13.5% in compensation for non-chair directors. Starting in 2024, Canadian and US directors received the same Canadian dollar value for retainers, converted and paid in their home country currency. The 2023 and 2024 compensation structure is outlined in the section below. In 2024, a further review of compensation was conducted, and no additional adjustments were recommended for 2025.

Structure

Board Position	2023 Compensation Structure[1]				2024 Compensation Structure[2]			Difference (2024 to 2023)
	Annual Retainer	Chair Retainer	Meeting Fees	Total Compensation	Annual Retainer	Chair Retainer	Total Compensation
Board Chair	$251,000	$57,500	$25,000	$333,500	$330,000	$0	$330,000	(1)%
Audit Chair	$251,000	$15,000	$25,000	$291,000	$235,000	$20,000	$255,000	(12)%
GHRC Chair	$251,000	$10,000	$25,000	$286,000	$235,000	$15,000	$250,000	(13)%
Other Chair	$251,000	$10,000	$25,000	$286,000	$235,000	$10,000	$245,000	(14)%
Board Member	$251,000	$0	$25,000	$276,000	$235,000	$0	$235,000	(15)%
Notes:
1.	For 2023, Canadian and US directors received the same face value for retainers and fees, in their home country currency.
2.	Effective January 1, 2024, Canadian and US directors received the same Canadian dollar value for retainers, converted and paid in their home country currency.

2025 Vermilion Energy Inc. Circular	55

Directors

Components

Our directors' compensation may be paid in DSUs, Common Shares, cash or any combination payment. Directors may elect to receive all compensation in DSUs.

____________________________________________________________________________

Directors must take 50% or more of their annual retainer in DSUs until they meet their share ownership requirements.

____________________________________________________________________________

Directors who have met their share ownership requirement must take at least 25% of their annual retainer in DSUs.

Retainers are paid quarterly, after they have been earned.

Deferred Share Unit Plans

Our legacy Deferred Share Unit Plan will continue to govern grants made under it. The Plan governs DSU grants made after May 11, 2022.

____________________________________________________________________________

The only equity directors receive are DSUs provided in lieu of their cash retainer.

____________________________________________________________________________

The pricing to determine the number of DSUs is based on applicable five-day volume weighted average price ("VWAP") prior to the grant date (the TSX for Canadian directors or the NYSE for US directors).

____________________________________________________________________________

Non-employee directors can elect to receive DSUs for up to 100% of their total compensation.

____________________________________________________________________________

2024 Compensation Paid

Directors did not receive any compensation other than their retainers in 2024.

____________________________________________________________________________

In 2024, Vermilion directors together earned $2,275,000 in total. 71% was paid in DSUs.

____________________________________________________________________________

Each director’s total compensation is included in their biographies. See Schedule A for the following tables regarding 2024 director compensation:

•	Summary Compensation Table
•	DSUs Delivered in Lieu of Cash Retainers in 2024
•	December 31, 2024 DSU Awards and Value
•	Changes to Number and Value of Shares and DSUs Held

2025 Vermilion Energy Inc. Circular	56

Compensation

Compensation

Letter to Shareholders

Dear Fellow Shareholders,

The GHRC is pleased to share an overview of Vermilion’s performance in 2024 and a summary of how we determined 2024 executive compensation.

In the following pages you will find detailed discussions of our philosophy and how it aligns with corporate performance. Our objective is to incentivize exceptional performance that will benefit shareholders. To do this, we ensure that 81% of overall executive compensation for our NEOs is tied to performance.

____________________________________________________________________________

81% of executive compensation is performance-based.

____________________________________________________________________________

Pay-for-Performance

We are accountable for ensuring that the links between pay and our business goals are appropriate and strongly aligned with your interests as shareholders. We also consider how to mitigate compensation-related risk to Vermilion.

In this section:

2025 Vermilion Energy Inc. Circular	57

Compensation

2024 Financial and Operational Key Achievements

Our 2024 financial and operating results reflect the progress we’ve made towards our asset high-grading initiatives. We successfully started our BC Montney battery and Croatia gas plant, two key pieces of infrastructure in our growing global gas franchise. Our European exploration program discovered hydrocarbons in all six wells drilled in 2024, including two prolific natural gas discoveries in Germany that we are now working to bring online. The acquisition of Westbrick Energy Ltd. ("Westbrick"), announced in December 2024, increases the quality and depth of our Deep Basin drilling inventory, providing operating scale in a premier liquids-rich gas play.

Financial Results	• Fund flows from operations ("FFO")[1] of $1.2 billion and free cash flow ("FCF")[1] of $583 million represent the second strongest year in the history of the company by these metrics
• Net debt[1] decreased by $112 million in 2024 to end the year under $1.0 billion, representing a net debt to four quarter trailing FFO ratio[1] of 0.8 times, the lowest leverage in over a decade
• Returned $216 million (52% of excess free cash flow) to shareholders, comprised of $75 million of dividends and $141 million of share repurchases
Operational Results	• Annual average production was 84,543 boe/d, which was above the mid-point of our 2024 guidance range
• Successfully started up BC Montney battery and Croatia gas plant, key infrastructure in growing our global gas franchise
• Continued asset high-grading initiative by announcing acquisition of Westbrick, adding significant scale to our Deep Basin liquids-rich gas asset
HSE and ESG	• Continued improvement in Motor Vehicle Incidents (-5%), spill intensity performance at 80th percentile vs peers, developed and rolled out Serious Injury and Fatality program
• On track to achieve 15-20% Scope 1 emissions intensity reduction target by 2025, with 12% reduction at end of year 2023 compared to baseline of 2019 (2024 results available mid-2025)
• Ahead of ARO reduction target to achieve $500MM reduction by 2027, with $375MM reduced at end of year 2024 (not including upward adjustments to ARO from acquisitions or other factors)
Note:
1.	See Advisory Statements in Schedule F for more information on non-GAAP measures.

2025 Vermilion Energy Inc. Circular	58

Compensation

2024 Pay Decisions

Our 2024 compensation program was similar to the 2023 program.

We connect our performance metrics to our commitment to shareholders by combining reasonable base salary compensation with short-term and long-term incentive opportunities that are tied to operating and financial results. We target compensation at the market median relative to market comparators.

In 2024, Vermilion enlisted Lane Caputo to conduct an independent analysis of executive compensation. The findings of this analysis revealed that Vermilion's compensation was modestly below the market median. Based on these results, targeted increases were implemented for roles identified as below market, including modest adjustments to certain bonus and long-term incentive targets. Most changes will take effect in 2025.

____________________________________________________________________________

We target pay at the market median.

____________________________________________________________________________

Base Salary Changes

All base salary changes reflect adjustments to meet the median pay of peers for similar positions. The salary changes include:

•	A 16.5% increase for Mr. Hatcher which reflects his strong performance and tenure in role, and aligns with the market median of other CEOs within our peer group.
•	A 10.8% increase for Mr. Kerwin to more closely align his compensation with market benchmarks, acknowledging his strong performance and contributions to the organization.
•	A 17.9% increase for Mr. McQuaig that was awarded in recognition of his expanded responsibilities following his promotion from Director, Canadian Business Unit Assets to Vice President, North America.
•	An increase for market adjustments for Mr. Glemser and Mr. MacDonald.

2025 Vermilion Energy Inc. Circular	59

Compensation

Short-term Incentive (Bonus)

Our 2024 STIP scorecard evaluates corporate success based on four factors: financial performance (30%), health, safety and environment (10%), operational performance (45%), and strategy (15%). See page 82 for full details.

Following the GHRC assessment and recommendation, the Board approved a performance multiple of 134% for 2024. The assessment considered that Vermilion:

•	Outperformed target on multiple operational metrics, including maximum performance on average annual production
•	Achieved maximum performance on the Strategy measure by successfully executing strategic initiatives that advanced Vermilion's business objectives

In 2024, our NEO bonus payments increased compared to 2023 primarily due to a 41% rise in our STIP multiple from 95% in 2023 to 134% in 2024, driven by strong corporate results. Additionally, since the STIP target is a percentage of earnings and base salaries were higher in 2024 compared to 2023, the overall bonuses increased accordingly. Mr. McQuaig's STIP target increased with his promotion to VP, North America effective February 22, 2024.

Our President and CEO's bonus payment is based 100% on corporate performance. The bonus for our other NEOs is based on a combination of corporate and individual performance.

2025 Vermilion Energy Inc. Circular	60

Compensation

Long-term Incentive Plan

2024 LTIP Award

LTIP awards are granted on an annual basis, taking into consideration individual performance, retention and competitive market data. The 2024 LTIP awards for NEOs were similar when compared to the 2023 LTIP awards with the exception of Mr. McQuaig who received a larger LTIP grant in recognition of his promotion and associated increase in responsibilities.

2025 Vermilion Energy Inc. Circular	61

Compensation

2024 LTIP Performance Multiple

The 2021 LTIP grant vested in 2024. Following the GHRC assessment of the Company's three year performance against the 2021 LTIP grant metrics, they recommended and the Board approved a performance multiple of 1.0 times. The performance multiple was determined using our LTIP scorecard, which evaluated corporate success over a three-year period based on goals set in five key areas: market returns (38%), profitability (18.5%), operational results (18.5%), strategic planning (15%) and sustainability (10%). See page 83 for full details.

2024 LTIP Payout

Long-term incentive awards that vested in 2024 were settled using a combination of cash and Common Shares issued from treasury.

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Together, Vermilion executives and employees drive our performance, so our compensation is based on one incentive plan for executives and employees alike.

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We Welcome Your Feedback

As always, we welcome comments and feedback from you on our executive compensation program.

Submitted by the members of the

Governance and Human Resource Committee

2025 Vermilion Energy Inc. Circular	62

Compensation

Compensation Governance

Decision-Making Structure

Our Board decides targeted compensation for Vermilion executives, based on recommendations from the GHRC.

The GHRC receives information and bases its recommendations on peer company publicly disclosed compensation information, survey information from consulting firms and input and feedback from the President and CEO (with respect to performance of other NEOs). Data about performance and peer comparisons is compiled by management and includes supporting executive compensation recommendations for the year.

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The Board and the GHRC work collaboratively to prevent inappropriate risk taking in compensation programs

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The Board has discretion to adjust compensation programs up or down to ensure outcomes link to our performance.

2025 Vermilion Energy Inc. Circular	63

Compensation

Mitigation of Risks in Compensation Programs

The GHRC plays a critical role in overseeing compensation policies and practices designed to prevent inappropriate or excessive risk-taking within the company. Below are the key oversight and risk-mitigating features of our practices and policies:

Balanced Executive Compensation	Total Direct Compensation for executives is structured to provide an appropriate mix of fixed and variable, performance-based compensation. This balance is distributed across both annual and long-term incentive programs, ensuring alignment with both short-term objectives and long-term shareholder value.
Performance-Driven LTIP and STIP	The STIP and LTIP is tied to the achievement of a diverse set of performance measures, as outlined in our balanced scorecards. This ensures that incentives are aligned with a broad spectrum of corporate goals, reducing the focus on any one risk factor.
Regular GHRC Oversight	The GHRC meets regularly to review and evaluate the company’s policies, ensuring practices remain aligned with Vermilion’s long-term strategy and risk management goals.
Board Approval of Executive Compensation	The Board of Directors approves executive compensation, ensuring that the compensation structure is in line with the company’s values and strategic objectives.
Share Ownership Policy	Executives are subject to a Share Ownership Policy, which ensures that they have meaningful personal financial exposure to the company’s performance, aligning their interests with those of shareholders.
Stress-Testing of Scorecard Targets	The GHRC rigorously reviews and stress-tests scorecard targets to ensure they are realistic, achievable, and aligned with both market conditions and long-term corporate strategy.
Post-Retirement Share Ownership Requirement	The CEO is required to maintain a specified level of share ownership through the first year of retirement, ensuring continued alignment with the company’s interests even after leaving their executive role.
Discretionary Oversight of Executive Compensation	The GHRC and the Board provide strong oversight in the management of Vermilion’s compensation programs. The GHRC has the discretion to adjust performance metrics and payouts based on actual performance and significant events, ensuring flexibility in managing changing circumstances.
Incentive Recovery Policy	The company’s Recovery Policy allows the Board to seek reimbursement of incentive compensation if there is a restatement of financials, reinforcing the commitment to accuracy and integrity in reporting.
No Hedging of Common Shares	Executives are prohibited from hedging their ownership of common shares, ensuring that their financial interests remain directly tied to the company’s performance and shareholder value.

Through these measures, the GHRC and the Board effectively mitigate risk while aligning executive incentives with the long-term success of Vermilion.

2025 Vermilion Energy Inc. Circular	64

Compensation

Process and Testing

We follow a similar process each year to evaluate and determine our compensation programs.

Management’s Analysis

Management supports its recommendations by providing the GHRC with analysis that includes:

• Compensation market information (peer group and local oil and gas industry)	• Corporate performance scorecards
• Vermilion's performance compared to peers	• Compensation trends and practices
• Guidance from governance organizations such as Canadian Coalition for Good Governance, ISS and Glass Lewis	• Executives’ pay relative to total shareholder return
• Individual performance relative to objectives	• Shareholder feedback

Management also provides the GHRC with current and historical compensation information (base salary, short- and long-term incentives and total compensation) for each executive.

Stress-testing and back-testing information is also provided to ensure that the GHRC can weigh the impact of various market and performance scenarios before making a recommendation to the Board.

Consultants

The GHRC and the Board are both authorized to use their own outside consultants on executive compensation. In 2024, the GHRC1 requested the engagement of Lane Caputo as a third-party consultant to provide independent advice on Executive Compensation. Lane Caputo's mandate was to evaluate the Company's executive compensation practices, benchmark them against those of peer organizations, and recommend any necessary adjustments, all while ensuring alignment with our Compensation philosophy. The fees for this analysis are outlined on the following page.

Additionally, Vermilion acquired survey data from Mercer (Canada) Ltd. ("Mercer") in both 2023 and 2024.

Note:
1.	At the time of approval the GHRC consisted of Ms. Carin Knickel (Chair), Mr. Larke, Mr. Michaleski, Ms. Sharma and Ms. Steele.

2025 Vermilion Energy Inc. Circular	65

Compensation

Compensation Consultant Fees

Services	2024 Fees	2023 Fees
Executive compensation-related fees	$46,000	—
All other fees (includes survey data from Mercer)	$12,800	$14,200
Total	$58,800	$14,200

GHRC

Work Plan

Each year the GHRC follows a work plan to ensure it has continuous oversight and input into executive compensation. The GHRC’s annual work plan is included in Schedule C.

GHRC Membership Qualifications

All members of the GHRC are independent. Our GHRC members are highly experienced current and former senior executives who have considerable compensation program and human resources-related experience. Based on their individual and collective experience they provide strong leadership and governance oversight of the design and execution of our compensation programs.

Consistent with its mandate the GHRC is well equipped to inquire, debate, provide guidance and make decisions in respect of a wide range of human resources and compensation matters.

Member	Human Resources and Compensation Skills and Experience
Larke

•      GHRC member since June 11, 2017 and chair effective May 7, 2025.

•      Director of Headwater Exploration where he holds the position of Chair of the Corporate Governance and Compensation Committee

•      Director of Topaz Energy, with oversight of compensation matters

•      As a former executive with various private equity and investment dealers specializing in the energy industry, Mr. Larke has extensive experience in reviewing compensation programs from a shareholder perspective

•      Completed the Institute of Corporate Directors education Program

Kleckner

•      GHRC member effective May 7, 2025

•      Former CEO of Jagged Peak Energy with direct oversight of compensation matters

•      In previous Board roles, oversaw executive compensation strategies and decisions

•      Completed Stanford Director College Education

Sharma

•      GHRC member since June 1, 2022

•      Director of Finning, Export Development Canada, TransAlta and former member of GE Canada Pension Trust Committee

•      Completed the Institute of Corporate Directors education program

•      In her Board roles she oversees executive compensation programs and decisions

2025 Vermilion Energy Inc. Circular	66

Compensation

Philosophy and Objectives

Our compensation philosophy and program objectives are the same for all employees, including our executives. We prioritize the long-term, sustainable success of Vermilion.

Our compensation objectives align with our philosophy through six principles:

Our compensation program incorporates reasonable objectives to encourage long-term financial sustainability and growth, while ensuring outcomes are in the best interests of stakeholders.

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Our compensation programs target pay at the market median of our peer group.

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2025 Vermilion Energy Inc. Circular	67

Compensation

Elements

All elements of our compensation program fit within two categories.

2025 Vermilion Energy Inc. Circular	68

Compensation

Summary of Elements

	Direct			Indirect
	Salary	Short-term Incentives (Bonus)	Long-term Incentives	Savings Contributions	Benefits and Perquisites
What	Fixed amount paid in dollars	Variable amount paid in cash or Common Shares or a combination of both	Variable amount in the form of share awards	Contribution to a non-registered or registered plan	Includes extended health, dental, life insurance, wellness benefits and parking
Why	For skills and knowledge that employees deliver	Rewards personal contributions and achievement of organizational objectives	Rewards achievement of long-term objectives	Employees can increase their ownership in Vermilion while also supporting their savings and retirement goals	Helps maintain a healthy lifestyle
	Provide income certainty to attract and retain	Enhances retention	Enhances retention and promotes sustained shareholder value growth	Enhances retention	Enhances retention
Target	Median, based on performance and time in role	Median, based on performance, targets and a percentage of eligible earnings	Median, based on overall performance	Median	Median
Performance Period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
Payout	Provided each pay period	Paid in cash or Common Shares or combination of both at the discretion of the Board	Awards vest as cash or Common Shares or combination of both at the discretion of the Board	Contributions made each pay period	Provided each pay period
Triggers	Evaluated annually and on job change	Individual and corporate performance, based on STIP scorecard	Cliff vesting tied to LTIP scorecard	Up to 7% of contributions matched at 1.5 times (maximum: 17.5% total contribution)	Provided to all employees, except parking (senior level employees)
Risk	No risk	At-risk reward	At-risk reward	At-risk reward	No risk

Long-term incentive grants are pro-rated for new-hires in the year of hire.

Only 25% of the employer contribution in respect of employee savings under the Plan can be made through the issuance of Common Shares from treasury.

2025 Vermilion Energy Inc. Circular	69

Compensation

Direct Compensation

Base Salary

In the first quarter of the year, the GHRC approves the base salary budget for all employees and the level of base salary for each NEO. Annual adjustments are usually effective April 1st. During the year, the GHRC retains the ability to make adjustments to reflect changes in competitive practices, the market and overall economic conditions.

Variable Pay

The President and CEO’s bonus depends 100% on corporate results. For all other executives and employees, the bonus is based on a combination of individual and corporate performance.

NEOs (other than the President and CEO) may have bonus multipliers higher or lower than the corporate performance scorecard for short- and long-term incentive grants because of the individual performance component of their awards. We assess individual performance on contributions to meeting Vermilion’s financial, operating, environmental, safety and sustainability goals and objectives. This provides a way to differentiate the performance contributions of employees.

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We measure corporate and individual performance in similar ways, with a range of outcomes from bottom quartile to top quartile. Our compensation reflects our results.

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Individual Performance

Our individual performance management process includes:

•	Setting clear expectations for performance
•	Communicating performance and development goals, and career aspirations
•	Identifying opportunities to learn and grow
•	Providing ongoing feedback
•	Evaluating results and how they were achieved
•	Recognizing accomplishments

Corporate Performance

We measure corporate performance annually using our balanced STIP and LTIP scorecards.

Our business and strategy are guided by our core business principles of:

2025 Vermilion Energy Inc. Circular	70

Compensation

Our STIP and LTIP scorecards provide a fair evaluation of corporate performance by tying closely to our strategic goals (including quantitative and qualitative factors) and delivery of superior long-term value creation for our shareholders.

Short-term Incentives

2024 STIP scorecard

Category	Measure(s)	Reason	Weight
Financial Performance	• Net debt to cash flow • Cash flow per share	• Reinforces effective debt management and sustainable financial health • Focuses the company on profitability and shareholder value • Provides a holistic view of our financial performance	30%
Operational Performance	• Production relative to budget • Capital expenditures (CAPEX) relative to budget • Gross G&A (general and administrative) cost relative to budget • Operating costs • Transportation costs	• Supports the core principle of consistently delivering results to meet or exceed expectations	45%
HSE	• Year-end performance against industry-typical set of leading and lagging indicators[1]	• Aligns to our first priority of conducting our business in a manner that ensures the health and safety of people involved in our operations • Ensures management continues to focus on HSE performance, including as it relates to ESG	10%
Strategy	• Delivering on commitments that support our vision and business strategy	• Assesses strategic execution of the business plan and returns to shareholders, if any, based on a one-year performance	15%
Note:
1.	Leading indicators are inputs such as observations, inspections and prevention projects. Lagging indicators are outputs such as lost time incidents, total recordable injuries, motor vehicle accidents, and spills and releases.

2025 Vermilion Energy Inc. Circular	71

Compensation

The performance targets under our STIP are designed to be challenging yet achievable, aligned with our strategic objectives and market conditions, and structured to provide a score between 80% and 120% most of the time. The GHRC ensures targets are rigorous and relevant, with regular reviews based on business performance and external factors. Annual targets incorporate short-term shareholder return objectives and the prevailing commodity price environment. We remain focused on creating shareholder value through consistent execution of our budget and strategic goals, driving profitable growth.

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By design our STIP scorecard will usually

result in a performance score between 80% and 120%.

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To streamline communication, improve clarity, and align with our peers, we no longer translate the STIP score into a performance multiple. The calculated scorecard score directly corresponds to the performance multiple, removing the need for translation. Payouts are distributed on a linear scale, ranging from 0%, in poor performing years, to 200%, in very successful years.

The value of the short-term incentive paid to an NEO depends on their individual salary and performance targets, and the corporate score, as shown below:

President and CEO

Other NEOs

2025 Vermilion Energy Inc. Circular	72

Compensation

Long-term Incentives

Our long-term incentives provide all our employees with an immediate ownership stake in Vermilion, motivating superior individual performance and alignment with shareholders.

Our standard LTIP accommodates four share award types:

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All share awards granted to executives are 100% performance-based,

no matter the type of grant.

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Employees, other than executives, can choose to receive their awards (except in respect of a portion of the award for new-hire grants as discussed below) as either:

•	100% performance-based award, or
•	75% performance-based and 25% time-based (restricted) award

Employees who do not make a choice receive 75% performance- and 25% time-based awards.

For new-hire grants, awards vesting on the first anniversary are 100% time-based awards (restricted share units); for awards vesting on the second and third anniversaries a new-hire can choose their award type (as above).

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Our long-term incentive awards are designed to attract, retain,

engage and reward our employees globally.

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2025 Vermilion Energy Inc. Circular	73

Compensation

Long-term incentive awards are payable to active employees (as defined in the Plan) upon vesting.

The annual LTIP grants for NEOs are determined based on the individual performance and market median alignment of our peer group.

LTIP Scorecard

The scorecard below is measured over three years and is used to determine vesting for awards granted after April 1, 2021.

Category	Measure	Reason	Weighting
Market Returns	3-year relative total shareholder return (TSR)	Directly aligns with the shareholder experience	38%
Profitability	3-year earnings before interest, tax, depreciation and amortization on return on average capital employed (EBIT-ROACE)	Provides a clean analysis of intrinsic profitability by calculating a return on the capital we invest	18.5%
Operational Results	3-year proved developed producing after-tax (PDP-ATAX) recycle ratio measure	Assesses profitability based on producing assets, supporting our goal to reduce our cost structure	18.5%
Strategy	Development and execution of strategic plan	Assesses strategic execution, including acquisitions, dispositions, returns to shareholders, and technology and innovation advances	15%
Sustainability	• Emissions Reduction • Asset Retirement Obligation Reduction • ESG Rating Agency Scores	Illustrates the importance of sustainability and how we carry this focus into all operations	10%

Four of the five measures above (TSR, PDP ATAX recycle ratio, EBIT- ROACE and sustainability) differ from the measures used in the STIP scorecard. The final LTIP scorecard measure (strategy) is similar to the STIP scorecard; however, in the context of the LTIP scorecard, it is measured over a 3-year performance period rather than the one-year the short-term incentive plan measures.

We apply a multiple between 0.0 and 2.0 (based on our performance over three years as determined by the LTIP scorecard) when long-term incentive awards vest.

Long-Term Incentive Score	Multiple
Less than 20%	0
20% - 39.9%	0.5
40% - 49.9%	0.75
50% - 59.9%	1
60% - 79.9%	1.5
80% - 100%	2

2025 Vermilion Energy Inc. Circular	74

Compensation

Omnibus Incentive Plan

The Plan governs incentives paid to employees, executives and others, including:

•	Grants of share awards and, for our non-employee directors, deferred share units
•	Payments of employee (including executive) bonuses
•	Employer contributions to employee savings plans

The Plan was approved by shareholders at the annual meeting on May 11, 2022, and is scheduled for approval of the unallocated entitlements thereunder at this Meeting, as stipulated by the Plan.

A detailed summary of the Plan is in Schedule D, and a full copy is available on SEDAR+ at www.sedarplus.ca under Vermilion’s profile (filed March 20, 2025 under Other Securityholders Documents).

The Plan replaced the previous Vermilion Incentive Plan, Deferred Share Unit Plan, Employee Bonus Plan and Employee Share Savings Plan (collectively, the "Legacy Plans"). The Legacy Plans continue to govern outstanding awards made under those plans. A detailed summary of the Legacy Plans is in Schedule E.

2025 Vermilion Energy Inc. Circular	75

Compensation

Share Reserve Under the Plan

The number of Common Shares reserved for issuance under the Plan, together with any other security-based compensation arrangements of the Company, is based on a 3.5% treasury rolling reserve. The total number of Common Shares authorized and reserved for issuance from treasury under the Plan, together with any other security-based compensation arrangements of the Company, will not exceed 3.5%.

Under the Plan, Incentives may be settled with:

•	Cash
•	Common Shares issued from treasury (to a maximum of 3.5% of issued and outstanding Common Shares)
•	Common Shares acquired on a stock exchange (which do not dilute the interests of shareholders), or
•	Any combination of the above

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Awards that exceed the available reserves are settled with market purchased Common Shares,

cash or a combination of both, which limits shareholder dilution.

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Burn Rate

The burn rate shows how quickly we are using treasury issued Common Shares under the Plan. It is calculated by dividing the number of awards in a given year by the weighted average number of outstanding Common Shares.

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Our 2024 burn rate is 1.32%.

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See Schedule D for tables setting out details of our year-end share reserves, burn rate and securities authorized for issue under equity compensation plans.

Participation Limits

All Incentives granted under the Plan are subject to the treasury reserve limit of 3.5% and insider participation limits (being a limit of not more than 5% of the outstanding Common Shares entitled to be received by any one person and not more than 10% of the outstanding Common Shares issued to insiders within any one year period or issuable to all insiders at any time).

2025 Vermilion Energy Inc. Circular	76

Compensation

Indirect Compensation

Savings Plan

The purpose of providing employer contributions in respect of employee savings under the Plan is to help employees enhance their financial well-being.

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We do not have a pension plan for any Canadian-based employees.

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Eligible employees, including executives, can contribute up to 7% of their base earnings to our savings plan through regular payroll deductions. We match employees’ contributions 1.5 times to a maximum of 10.5%.

Employees can choose to invest their personal contributions in Common Shares, cash, tax-free savings account, registered retirement savings plan or other investments. Employer contributions are made through Common Shares issued from treasury, acquired on the open market or a combination of both (as decided by the Board).

The employer match helps increase employee ownership in Vermilion. Under the Plan, the employer contribution by issuance of Common Shares from treasury is limited to 25% of the total contribution. In 2024, a total of 72,123 Common Shares were issued from treasury at prices per share between $13.28 and $14.59.

Benefits and Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, an employee assistance program and disability insurance. Benefits provided to employees vary depending on the country where employees are located.

Additionally, we provide an enhanced executive medical program, that offers proactive and personalized healthcare to support the overall well-being of our Principal Vice Presidents.

We limit the use of perquisites - special benefits - for our executives, as we do not think they should be a significant element of compensation, but we understand that some are appropriate to keep us competitive. The GHRC regularly reviews benefits and perquisites to ensure they are market competitive.

2025 Vermilion Energy Inc. Circular	77

Compensation

Peer Group

We use the peer group to measure our three-year relative total shareholder return for long-term incentives and benchmark compensation for our directors, executives and Canadian employees.

We use information provided in peer annual management circulars to benchmark executive and director compensation at the median.

Selection Criteria

We screen potential peers to ensure we include those who are like us in terms of our business model, size, operations and scope. We look at exploration and production companies listed on the S&P TSX Composite Index. We then apply a size filter of 0.25 to 4.0 times that of Vermilion based on market capitalization, revenue, assets and production.

We strive for continuity in the peer group, where possible, and identify outliers and companies with similar business that may not meet all selection criteria. The GHRC annually reviews the peer group to ensure the peers are appropriate and to identify any unusual circumstances that might support changes to the group. In 2024, Enerplus Corp. was acquired by Chord Energy Corp. and is therefore excluded from the peer group data presented below. There are no other changes to the 2024 peer group; however, a revised peer group has been approved for 2025. The revised peer group includes five additional companies of similar size - Advantage Energy Ltd., International Petroleum Corp., Nuvista Energy Ltd., Obsidian Energy Ltd., and Tamarack Valley Energy Ltd. - while removing Enerplus Corp. due to consolidation and ARC Resources Ltd. as they no longer meet our size criteria.

Peer Group Comparisons

2024 Peer Group[1]	Head Office Location	Sales[2,3]	Barrels of Oil Equivalent per Day	Assets[2]	Market Capitalization[2,4]
ARC Resources Ltd.	Calgary	$4,604	347,908	$13,100	$15,372
Baytex Energy Corp.	Calgary	$4,209	153,048	$7,760	$2,862
Birchcliff Energy Ltd.	Calgary	$587	76,695	$3,433	$1,470
MEG Energy Corp.	Calgary	$4,704	102,012	$6,744	$6,140
Murphy Oil Corporation	Houston	$4,130	184,293	$13,911	$6,348
Paramount Resources Ltd.	Calgary	$1,760	98,490	$4,758	$4,674
Parex Resources Inc.	Calgary	$1,753	49,924	$3,101	$1,434
Peyto Exploration & Development Corp.	Calgary	$857	125,202	$5,506	$3,391
Veren, Inc.	Calgary	$4,271	191,163	$11,751	$4,521
Whitecap Resources Inc.	Calgary	$3,938	174,255	$9,950	$5,993
Average		$3,081	150,299	$8,001	$5,221
Median		$4,034	139,125	$7,252	$4,598
Vermilion Energy Inc.	Calgary	$1,981	84,543	$6,116	$2,088
Vermilion's Position		7	9	7	9
Vermilion's Percentile		34	15	39	16
Notes:
1.	Figures reflect 2024 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars. Murphy Oil Corporation and Parex Resources Inc. report in US dollars. The sales figure has been converted to Canadian dollars using the 2024 average exchange rate of 1.3698. The assets and market capitalization figures have been converted to Canadian dollars using the exchange rate on December 31, 2024 of 1.4389.
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2024.

2025 Vermilion Energy Inc. Circular	78

Compensation

2024 Pay Decisions

The GHRC considers a variety of factors when determining NEO compensation, including Vermilion’s overall financial and operational performance and each individual NEO's contributions towards meeting corporate objectives.

The GHRC annually reviews corporate performance against corporate objectives. A combination of superior individual and corporate performance can result in total compensation that is above median, provided it is affordable for Vermilion.

Total NEO Compensation

Our total NEO compensation in 2024 was 18.6%1 higher than in 2023 primarily driven by a stronger STIP scorecard result, changes to our NEOs for 2024 and due to the absence of a STIP payout in 2023 for one of the executives who is no longer with the Company. Total NEO compensation was the second lowest in the last five years, while total NEO compensation as a percentage of FFO was 0.85%.

Total NEO compensation was higher in 2020 primarily due to severance payments made to our former President and Chief Executive Officer, as well as our former Executive Vice President and Chief Operating Officer. Additionally, it reflects three years' worth of LTIP new-hire grants awarded to two NEOs who joined the Company in 2020.

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Total pay to NEOs from 2021 to 2024

ranged from $8.6 million to $11.1 million.

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Note:
1.	The 2024 NEO compensation disclosed in this Circular compared to 2023 NEO compensation disclosed in the 2024 Circular.

2025 Vermilion Energy Inc. Circular	79

Compensation

2024 Total Compensation Mix

We emphasize at-risk compensation for our NEOs. At-risk pay depends on Vermilion’s performance on Board approved goals and metrics, as well as share price performance.

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In 2024, 86% of the President and CEO’s pay and

77% of the other NEOs' pay was at-risk.

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Compensation mix is based on the following:

•	Salary as of April 1, 2024
•	STIP award for the 2024 performance year, payable on March 31, 2025
•	LTIP award granted on April 1, 2024
•	Excludes other compensation

2024 Corporate Results

In 2024, we delivered on our strategic priorities and continued to re-position Vermilion for long-term success. We outperformed on strategy measures and average annual production. We also had strong performance on health and safety and operating cost measures. See details on the next page.

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In 2024, we achieved FFO of $1.2 billion and FCF of $583 million,

the second strongest year in our Company's history.

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2025 Vermilion Energy Inc. Circular	80

Compensation

STIP Scorecard Results

We established our 2024 short-term incentive performance targets based on our budget guidance released on December 12, 2023.

The GHRC uses the score we achieve to determine the multiplier for the short-term incentive awards. The Board may still apply discretion (positive or negative) to the score if it does not reflect Vermilion’s performance. For 2024, the Board did not exercise discretion.

The table on the following page shows the assessment of our actual results in 2024 against our 2024 targets.

Operational and financial measures are adjusted to align with the original budget scope as well as normalized for material changes such as acquisitions and divestments. Therefore, some of the results included in our STIP scorecard are different than reported. These adjustments ensure we normalize the results to exclude production and expenditures related with acquisitions to ensure we are measuring our STIP results against the original budget.

The financial performance measures are based on the budgeted operational performance and commodity prices. Significant changes in commodity prices during the year will impact the cash flows and the corresponding financial score.

2025 Vermilion Energy Inc. Circular	81

Compensation

Scorecard Results

Category	Measures[1]	2024 Target	2024 Results	2024 Assessment	2024 Allocation
Financial Performance (30%)	Net debt to cash flow	0.638x-0.703x	0.77x	Under-performed	23.9%
	Cash flow per share (fully diluted)	$7.67 - $8.47	$7.82	Performed
Operational Performance (45%)	Production (versus budget)	Average: 82,967- 83,801	85,090	Outperformed	70.1%
		Exit: 84,500 - 85,350	85,311	Performed
	Gross G&A (relative to budget)	$3.42/boe - $3.64/boe	$3.49/boe	Performed
	CAPEX (relative to budget)	$597 MM - $621 MM	$582.33 MM	Outperformed
	Operating costs	$17.26/boe - $18.32/boe	$17.94/boe	Performed
	Transportation costs	$3.39/boe - $3.59/boe	$3.18/boe	Outperformed
HSE (10%)	Year-end HSE and ESG performance (leading and lagging indicators)	0.51x - 1x	0.72x	Performed	10.0%
Strategy (15%)	Delivering on commitments that support our vision and business strategy	Perform	Outperformed	Outperformed	30.0%
Total 2024 Corporate Performance Score					134.0%
Note:
1.	See Advisory Statements in Schedule F for more information on non-GAAP financial measures.

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Vermilion delivered strong performance this year resulting in a STIP Scorecard outcome of 134%.

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2025 Vermilion Energy Inc. Circular	82

Compensation

LTIP Scorecard Results

Our LTIP scorecard measures our performance over the three preceding years, which for the 2024 LTIP vesting is January 1, 2021 to December 31, 2023. We established our long-term incentive performance targets based on our historical performance. Past performance results are analyzed to determine the targets with a focus on continuous improvement.

The long-term incentive corporate performance score determines the multiple for the vesting of long-term incentives.

The Board may still apply discretion (positive or negative) to the corporate performance score if it does not reflect Vermilion’s performance. The Board did not apply discretion to override the LTIP scorecard multiple for these awards.

The table below shows the scorecard assessment of our three-year results against our pre-established targets, for new-hire, promotional and transitional LTIP awards that were granted in 2021, 2022 and 2023 vesting in 2024.

Category	Measure	Weighting	Target	Result	Score
Market Returns	3-year relative total shareholder return (TSR) - percentile rank	38%	50%- 59.9%	18.0%	- %
Profitability	3-year earnings before interest, tax, depreciation and amortization on return on average capital employed (EBIT - ROACE)	18.5%	5.1% - 9%	21.4%	18.50%
Operational Results	3-year proved developed producing after-tax (PDP-ATAX) recycle ratio measure	18.5%	1.41- 1.6x	1.6x	11.08%
Strategy	Development and execution of strategic plan	15%	Perform	Outperform	11.99%
Sustainability	• Emissions Reduction • Asset Retirement Obligation Reduction • ESG Rating Agency Scores	10%	50% - 59.9%	96.4%	9.64%
Total Long-Term Incentive Corporate Performance Score					51.2%
Long-term Incentive Multiplier					1.0

Our long-term incentive performance score of 51.2% resulted in a payout multiple (applying the LTIP multiple on page 74) of 1.0 times for long-term incentives granted in 2021, 2022 and 2023 that vested in 2024.

The first year vesting of all new-hire grants have a 1.0 times performance multiple to reflect that new-hire employees have not contributed to the corporate performance over a three-year period, and therefore, their award should not be subject to a performance multiple.

For the 2024 vesting, the Board decided the long-term incentive awards would be settled in a combination of Common Shares issued from treasury and cash.

2025 Vermilion Energy Inc. Circular	83

Compensation

Share Performance Graph

The following graph compares the Common Shares with our 2024 peer group and the S&P/TSX Oil and Gas Exploration & Production Index. It shows the yearly change in cumulative total shareholder return if $100 was invested in Common Shares, the shares of our peer group and the index on December 31, 2019. The amounts assume all dividends are reinvested.

The graph also shows the total compensation of our NEOs, as a group, in each year. The data for 2020 excludes payments made on leadership changes.

Over 81% of NEO compensation is performance-based and aligned with a focus on long-term TSR.

Total Return	2020	2021	2022	2023	2024
Total NEO Annual Compensation[1,2] (MM)	$9.0	$11.1	$10.2	$8.6	$10.2
Vermilion Energy	$28	$79	$121	$82	$72
Peer Group Average[3]	$64	$181	$270	$255	$292
S&P/TSX Oil and Gas E&P Index	$75	$143	$224	$246	$275

Total Return	2020	2021	2022	2023	2024
Vermilion Energy	-71.7%	179.9%	52.4%	-31.8%	-12.4%
Peer Group Average[3]	-36.0%	183.0%	48.9%	-5.6%	14.7%
S&P/TSX Oil and Gas E&P Index	-25.3%	91.6%	56.1%	10.2%	11.6%
Notes:
1.	2020 total annual compensation excludes severance payments for terminated executives and includes the value of the annual grant (not the full new-hire grant) for the incoming executives.
2.	NEOs include the President and CEO.
3.	Peer group excludes Vermilion. Enerplus Corp. TSR is as of delisting June 3, 2024.

2025 Vermilion Energy Inc. Circular	84

Compensation

Cost of Management Ratios

We evaluate the cost of management on a long-term basis relative to key metrics. Total cost is aligned with our goal of providing long-term shareholder value.

____________________________________________________________________________

Our cost of management ratio averaged 0.50% of total

market capitalization over the last five years.

____________________________________________________________________________

	2020	2021	2022	2023	2024
Total NEO Annual Compensation[1,2] (MM)	$9.0	$11.1	$10.2	$8.6	$10.2
Notes:
1.	Total annual compensation excludes severance payments for terminated executives and includes the value of the annual grant (not the full new-hire grant) for the incoming executives.
2.	NEOs include the President and CEO.

2025 Vermilion Energy Inc. Circular	85

Compensation

Individual Results

Base salaries for NEOs are as of April 1, 2024. 2024 short-term incentives will be paid in cash on March 31, 2025. Long-term incentives shown are the award granted on April 1, 2024 based on individual performance and market median alignment to our peer group. Other compensation includes perquisites as summarized in Schedule B.

Dion Hatcher, President (since January 1, 2022) and CEO (since March 7, 2023)

Share Ownership Holds 4.4x salary (5.0x is required, has until January 1, 2027) 2024 Short-term Incentive 134% of 2024 earnings

2024 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$565,000	$730,000	$2,652,106	$69,246	$4,016,352

Key Achievements for 2024

Area	Achievement
Financial	• Delivered FFO of $1.2 Billion and FCF of $583 million, reduced net debt by $112 million and returned $216 million to shareholders
Operational and Strategic	• Exceeded mid-point of annual production guidance and advanced key long life development projects in Montney and Germany
• Continued asset high grading with the acquisition of Westbrick, adds significant operational scale and sustainable FCF to our largest producing region in the Canadian Deep Basin

2025 Vermilion Energy Inc. Circular	86

Compensation

Lars Glemser, Vice President and Chief Financial Officer (since April 7, 2018)

Share Ownership Holds 5.3x salary (2.0x is required) 2024 Short-term Incentive 117% of 2024 earnings

2024 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$415,000	$475,000	$1,250,014	$55,312	$2,195,326

Key Achievements for 2024

Area	Achievement
Financial	• Debt reduction in excess of $100 million in the year resulting in absolute net debt of less than $1 billion
• Risk mitigation program resulting in approximately $350 million of hedge gains
• Prudent return of capital to shareholders resulted in 5% share count reduction coupled with 8% increase in dividend to $0.52/share

2025 Vermilion Energy Inc. Circular	87

Compensation

Darcy Kerwin, Vice President, International and HSE (since November 13, 2020)

Share Ownership Holds 7.3x salary (2.0x is required) 2024 Short-term Incentive 91% of 2024 earnings

2024 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$338,000	$300,000	$740,001	$45,511	$1,423,512

Key Achievements for 2024

Area	Achievement
HSE	• Continued improvement in Motor Vehicle Incidents (-5%), spill intensity performance at 80th percentile vs peers, developed and rolled out Serious Injury and Fatality program
Operational and Strategic	• Successfully executed deep gas exploration drilling program in Germany (two wells) and SA-7 Phase 1 exploration in Croatia (four wells)
• Successfully commissioned refrigeration module in Ireland, commissioned and first production from SA-10 gas plant in Croatia, executed large offshore maintenance campaign on Wandoo A monopod in Australia

2025 Vermilion Energy Inc. Circular	88

Compensation

Geoff MacDonald, Vice President, Geosciences (since November 1, 2021)

Share Ownership Holds 1.1x salary (1.0x is required) 2024 Short-term Incentive 87% of 2024 earnings

2024 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$314,000	$270,000	$515,009	$37,139	$1,136,148

Key Achievements for 2024

Area	Achievement
Operational and Strategic	• Advanced key strategic projects in North America, resulting in increased NPV in our Montney development and open-hole multi-lateral plays in Saskatchewan
• Successful drilling campaign in both Germany and Croatia
• Advanced North American inventory capture strategy through in-depth analysis and opportunity execution, which ultimately led to the successful acquisition of Westbrick

2025 Vermilion Energy Inc. Circular	89

Compensation

Randy McQuaig, Vice President, North America (since February 22, 2024)

Share Ownership Holds 1.5x salary (2.0x is required, has until February 22, 2029) 2024 Short-term Incentive 102% of 2024 earnings

2024 Compensation

Salary	Short-term Incentives	Long-term Incentives	Other Compensation	Total Compensation
$300,000	$300,000	$825,030	$37,037	$1,462,067

Key Achievements for 2024

Area	Achievement
Operational and Strategic	• Mica NPV improvement through reduced DCET costs, optimized development plans and commercial agreements
• Advanced North American inventory capture strategy through in-depth analysis and opportunity execution, which ultimately led to the successful acquisition of Westbrick
• Exceeded the 2024 North American budget targets while developing a robust budget plan for 2025

2025 Vermilion Energy Inc. Circular	90

Compensation

Other Compensation Policies

Equity Ownership

Effective January 1, 2024, the share ownership requirements for our Principal Vice Presidents increased from one to two times their annual salary in Common Shares. Our President and CEO continues to require five times his annual salary and our Associate Vice Presidents continue to require one times their annual salary in Common Shares. The value of unvested LTIP share awards is not included in the calculation of ownership.

Executives have five years from their appointment or promotion to accumulate the minimum number of Common Shares required. After the five-year accumulation period, if an executive is not in compliance with the applicable share ownership policy requirement, the executive has 30 days to comply.

____________________________________________________________________________

All of our NEOs meet their share ownership requirements.

____________________________________________________________________________

Our Share Ownership Policy manages share ownership during employment and takes the place of restrictions on selling vested LTIP share awards. Following resignation or retirement, the President and CEO is required to hold 2 times his annual base salary for a period of 12 months.

A table setting out the equity at-risk and any changes over the year for each of the NEOs is in Schedule B.

Trading in Vermilion Securities

Under our trading policy, insiders of Vermilion - directors, executives, employees and others who may have undisclosed material information about Vermilion - may not trade our Common Shares or any derivatives.

The policy:

•	Provides guidance on material information and disclosure procedures
•	Imposes blackouts - no trading periods - around financial statement approvals (from one to two weeks before Board approval until the second trading day after release of the financials or longer for executives and certain employees)
•	Requires transactional blackouts be imposed from time-to-time for relevant personnel
•	Gives guidance on handling confidential information
•	Requires directors and officers to obtain approval from our Vice President and CFO prior to initiating any trade
•	Requires directors and officers to report their trades

2025 Vermilion Energy Inc. Circular	91

Compensation

Anti-hedging

Our anti-hedging policy prohibits directors and officers from engaging in trades that would hedge - offset - a decrease in the market value of Vermilion securities they own or control.

The policy does not prevent a director or officer from pledging Vermilion securities as security for a loan.

We monitor trading activities of our executives and directors to ensure it is consistent with our policies. No director or officer, to our knowledge, hedged their Vermilion securities in 2024.

Recovery Policy (Recoupment of Incentive Compensation)

In November 2023, the Company adopted a Recovery Policy. In the event of an accounting restatement, our executive officers (current or former) are required to repay incentive-based compensation we paid to them if:

•	The incentive-based compensation was based on the erroneously reported financial information, regardless of whether the executive officer engaged in any misconduct and regardless of fault;
•	The amount received by the current or former executive officer exceeds the amount that would have been received had the incentive-based compensation been determined based on the restated amounts, without regard to taxes paid; and
•	Compensation was received during the three-year recovery period preceding the date the Company is required to prepare the accounting restatement.

The Recovery Policy is in addition to any other clawback mechanism that may apply under law or under other Company policies currently in place.

Succession Planning

The Board oversees the succession plan for our senior leadership team, including our President and CEO.

The plan ensures we: (i) have a pool of strong, diverse candidates for senior leadership positions; (ii) actively develop candidates through a robust training and development program, and; (iii) attract and retain key people for our long-term success.

Our approach to leadership development focuses on building competency throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. We also have a mentoring program to help high-potential female employees prepare for senior leadership roles.

Each year the Board reviews the succession plan for members of our Executive Committee and critical skill employees, as well as our approach to developing senior level employees for executive positions in the future. This includes: (i) providing lateral moves across functions to increase breadth of knowledge; (ii) internal leadership development to enhance industry and key leadership skills; (iii) enrollment in relevant university or executive leadership programs, and; (iv) 360 assessment and development programs for senior leaders.

The GHRC is responsible for reviewing our employee talent pool and succession planning on an ongoing basis and ensuring our succession plan for senior leaders and critical skill employees is presented to the Board annually. The Board also ensures that directors have opportunities to get to know and become familiar with the work of employees within our talent pool.

2025 Vermilion Energy Inc. Circular	92

Compensation

Termination and Change of Control

Change of Control

A change of control happens when, among other things, someone acquires one-third of our outstanding Common Shares (or other securities that can be converted into voting shares).

Employment Agreements

All our executive employment agreements provide for a salary, discretionary bonuses and the grant of LTIP share awards (as approved by the Board under our compensation plans). Executives, like all other employees, are reimbursed for reasonable expenses and receive benefits under our benefit plans.

Generally, an employment agreement is put in place within six months of appointment to an officer position. All executives currently have employment agreements in place.

Any amendments to the agreements or waivers of any provision must be in writing.

Double Triggers

In 2018, we introduced double-trigger provisions on a change of control for severance payments regarding salary, short-term incentives and benefits.

In 2022, we introduced double-trigger provisions for LTIP share awards under the Plan to align with best governance practices.

To receive a lump-sum payment for salary, short- and long-term incentive payments and benefits, two events must occur:

•	Change of control event, and
•	Termination of employment
•	By the employer within 10 days of the effective date of the change of control date, or
•	By the executive for good reason[1] within 60 days of the effective date of the change of control

All of our current NEOs have double-trigger provisions on a change of control in their termination agreements.

____________________________________________________________________________

All of our NEOs have double trigger provisions on a change of control in their termination agreements

____________________________________________________________________________

Note:
1.	Good reason is defined as: a materially detrimental change in the Executive's position or duties, title or office, or a reduction by the Corporation in the Executive's annual salary or any material change in the manner in which the Executive's annual salary is determined.

2025 Vermilion Energy Inc. Circular	93

Compensation

Termination Payments

Executives or their personal representatives are entitled to receive (regardless of the type of termination of employment):

•	Any unpaid salary up to the termination date
•	All outstanding vacation pay
•	All outstanding expense reimbursements

Termination Chart

Type	Severance	Short-term Incentives	Long-term Incentives	Benefits
Retirement	None	None

If the executive is a minimum of 55 years old and has a minimum tenure of 10 years:

•      share awards active less than one year expire on the retirement date

•      share awards active for greater than one year, vest on schedule at 1.0 times

If the executive does not meet this criteria, all share awards expire on the date of retirement

None
Termination for just cause or resignation	None	None	All share awards expire on the termination date	None
Termination without just cause / termination by executive for good reason	• Two times annual salary for President and CEO • One times annual salary for Vice Presidents	• Two times the 3-year average annual bonus for President and CEO • One times the 3-year average annual bonus for Vice Presidents	All share awards that would have vested will vest on the next vesting date (within the severance period): • two years for President and CEO • one year for Vice Presidents	Amount equal to cost of benefits for the severance period
Change of control and loss of employment			All share awards vest
Death	None	None	All share awards vest on the date of death in accordance with the Plan	None

If at the time of termination of employment an executive has not been employed for three years, the average of the bonuses paid for each full year of service to date is used to calculate short-term incentives.

If at the time of termination of employment an executive is receiving long-term disability Vermilion is not obligated to pay their salary or outstanding vacation pay.

Following termination of employment our executives are subject to restrictions preventing the use of confidential information. They are also restricted for one year from certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

2025 Vermilion Energy Inc. Circular	94

Compensation

Termination Payments

Executives terminated without just cause by Vermilion, who leave for good reason or who lose their employment after a change of control (a trigger event) would receive the payments set out below. The payments set out below include the value of reinvested dividends.

Termination Payments Assuming a Trigger Event on December 31, 2024

Executive	Triggering Event	Salary	Short-term Incentives	Long-term Incentives[1,2,3]	Benefits	Total
Hatcher	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$1,130,000	$1,111,034	$2,928,046	$167,313	$5,336,393
	Change of control and loss of employment	$1,130,000	$1,111,034	$5,162,033	$167,313	$7,570,380
	Death	—	—	$5,162,033	—	$5,162,033
Glemser	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$415,000	$365,000	$608,248	$68,411	$1,456,659
	Change of control and loss of employment	$415,000	$365,000	$2,682,536	$68,411	$3,530,947
	Death	—	—	$2,682,536	—	$2,682,536
Kerwin	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$338,000	$226,667	$330,571	$58,688	$953,926
	Change of control and loss of employment	$338,000	$226,667	$1,478,096	$58,688	$2,101,451
	Death	—	—	$1,478,096	—	$1,478,096
MacDonald	Retirement	—	—	—	—	—
	Termination for just cause	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$314,000	$210,333	$264,465	$52,652	$841,450
	Change of control and loss of employment	$314,000	$210,333	$1,120,092	$52,652	$1,697,077
	Death	—	—	$1,120,092	—	$1,120,092
McQuaig	Retirement	—	—	—	—	—
	Termination for just cause or resignation	—	—	—	—	—
	Termination without just cause / termination by executive for good reason	$300,000	$163,050	$164,931	$50,048	$678,029
	Change of control and loss of employment	$300,000	$163,050	$916,974	$50,048	$1,430,072
	Death	—	—	$916,974	—	$916,974
Notes:
1.	Long-term incentives are valued using the December 31, 2024 closing price of Common Shares on the TSX of $13.53.
2.	Long-term incentives have been valued using their actual performance multiplier. Awards active less than a year are valued at 1.0 times.
3.	As of December 31, 2024, none of the NEOs are eligible for retirement.

____________________________________________________________________________

Executives who resign or are terminated for just cause

do not qualify for a termination payment.

____________________________________________________________________________

2025 Vermilion Energy Inc. Circular	95

Schedules

Schedules

In this section:

2025 Vermilion Energy Inc. Circular	96

Schedules

Schedule A - Director Tables

2024 Summary Compensation Table

In 2023, the GHRC approved changes to director compensation effective January 1, 2024. These changes included the elimination of meeting fees, adjustments to chair retainers for Audit and GHRC and a reduction in the overall annual retainers. As a result, non-chair directors saw an average compensation decrease of 13.5%. Additionally, starting January 1, 2024, both Canadian and US directors began receiving the same retainer value in Canadian dollars, with payments converted and issued in their home currency.

Director	Board Retainer	Chair Retainer	Total Fees	Portion Taken As
				DSUs	Cash
Stadnyk[1]	$250,747	—	$250,747	$250,747	—
Michaleski[1]	$314,253	—	$314,253	$235,690	$78,563
Hatcher[2]	—	—	—	—	—
Kleckner	$235,000	—	$235,000	$176,250	$58,750
Knickel	$235,000	$15,000	$250,000	$62,500	$187,500
Larke	$235,000	$10,000	$245,000	$122,500	$122,500
Marchant	$235,000	$10,000	$245,000	$245,000	—
Roby	$235,000	$10,000	$245,000	$159,250	$85,750
Sharma	$235,000	$20,000	$255,000	$127,500	$127,500
Steele	$235,000	—	$235,000	$235,000	—
Total	$2,210,000	$65,000	$2,275,000	$1,614,437	$660,563

Notes:

1.	Effective November 1, 2024, Mr. Michaleski resigned from his position as Chair of the Board, and Mr. Stadnyk assumed the role of Chair of the Board.
2.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation for his service as a director.

DSUs Delivered in Lieu of Cash Retainers in 2024

Director	Q1 DSUs[1,2]	Q2 DSUs[1,2]	Q3 DSUs[1,2]	Q4 DSUs[1,2]	Total DSUs[1,2]
Stadnyk	3,598	3,598	3,598	4,562	15,356
Michaleski	3,789	3,789	3,789	3,066	14,433
Hatcher[3]	-	-	-	-	-
Kleckner[4]	2,698	2,671	2,708	2,586	10,663
Knickel[4]	957	947	960	917	3,781
Larke	1,875	1,875	1,875	1,875	7,500
Marchant	3,751	3,751	3,751	3,751	15,004
Roby[4]	2,438	2,413	2,447	2,337	9,635
Sharma	1,952	1,952	1,952	1,952	7,808
Steele	3,598	3,598	3,598	3,598	14,392
Total	24,656	24,594	24,678	24,644	98,572

Notes:

1.	DSUs are paid quarterly in arrears.
2.	Pursuant to the Plan, the number of DSUs granted is calculated by dividing the quarterly retainer value by the five-day VWAP for the five days preceding April 1, 2024 of $16.3298 on the TSX (for Canadian directors) and $12.05202 on the NYSE (for US directors).
3.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation for his service as a director.
4.	Starting in 2024, all U.S. directors began receiving the same retainer value as their Canadian counterparts, with amounts converted to their home currency. As a result, the DSU units fluctuate quarterly in response to changes in exchange rates. Exchanges rates for 2024 were as follows: Q1: 1.3550, Q2: 1.3690, Q3: 1.3499, Q4: 1.4136.

2025 Vermilion Energy Inc. Circular	97

Schedules

December 31, 2024 DSU Awards and Value

The number of DSUs below are rounded to the nearest share and include the value of reinvested dividends. All DSUs are fully vested. No DSUs were redeemed in 2024.

Director	Number of DSUs	December 31, 2024 Value[1]
Stadnyk	37,250	$503,993
Michaleski	58,756	$794,969
Hatcher[2]	—	—
Kleckner	40,545	$548,574
Knickel	125,381	$1,696,405
Larke	38,079	$515,209
Marchant	116,925	$1,581,995
Roby	85,149	$1,152,066
Sharma	39,130	$529,429
Steele	59,092	$799,515
Notes:
1.	The value of DSUs was based on the closing price of Common Shares on the TSX of $13.53 on December 31, 2024.
2.	Mr. Hatcher was appointed to the Board on March 7, 2023 and does not receive any compensation as a director of Vermilion.

2025 Vermilion Energy Inc. Circular	98

Schedules

Changes to Number and Value of Shares and DSUs Held

The following table sets out the changes to the number and value of Common Shares and DSUs, including reinvested dividends, held by each non-employee director from March 13, 2024 to March 19, 2025. Common Shares only include those which have settled and are not subject to holding periods. DSUs represent the number of Common Shares payable at the time of retirement or resignation from the Board. The changes outlined below, indicating a negative year-over-year shift, reflect a decline in share price. However, it is important to note that in all instances, share ownership has actually increased.

Director	Year	Shares and Share Equivalents			Value[1]	Share Ownership Requirement	Multiple	Meets Requirement
		Shares	DSUs	Total
Stadnyk[2]	2025	38,000	37,556	75,556	$868,138	3 times retainer	2.6 times	On Track
	2024	14,000	21,297	35,297	$541,809
	Change	24,000	16,259	40,259	$326,329
Michaleski[3]	2025	33,542	59,239	92,781	$1,066,052	3 times retainer	4.5 times	Yes
	2024	33,031	43,199	76,230	$1,170,131
	Change	511	16,040	16,551	-$104,079
Kleckner[4]	2025	—	40,878	40,878	$469,688	3 times retainer	2.0 times	On Track
	2024	—	29,121	29,121	$447,007
	Change	—	11,757	11,757	$22,681
Knickel	2025	17,907	126,411	144,318	$1,658,213	3 times retainer	6.6 times	Yes
	2024	17,559	118,750	136,309	$2,092,343
	Change	348	7,661	8,009	-$434,131
Larke	2025	47,988	38,392	86,380	$992,506	3 times retainer	4.1 times	Yes
	2024	47,988	29,820	77,808	$1,194,353
	Change	—	8,572	8,572	-$201,847
Marchant[3]	2025	71,093	117,885	188,978	$2,171,357	3 times retainer	8.9 times	Yes
	2024	68,966	99,460	168,426	$2,585,339
	Change	2,127	18,425	20,552	-$413,982
Roby	2025	25,045	85,849	110,894	$1,274,172	3 times retainer	5.2 times	Yes
	2024	24,660	73,699	98,359	$1,509,811
	Change	385	12,150	12,535	-$235,639
Sharma[5]	2025	—	39,451	39,451	$453,292	3 times retainer	1.8 times	On Track
	2024	—	30,546	30,546	$468,881
	Change	—	8,905	8,905	-$15,589
Steele	2025	2,000	59,578	61,578	$707,531	3 times retainer	3.0 times	Yes
	2024	2,000	43,573	45,573	$699,546
	Change	—	16,005	16,005	$7,986

Notes:

1.	Common Shares and DSUs are counted towards share ownership requirement. Value calculated based on the total number of shares on March 19 multiplied by the TSX closing price ($11.49 on March 19, 2025; $15.35 on March 13, 2024).
2.	Mr. Stadnyk was promoted to Board chair on November 1, 2024 and has until November 1, 2029 to meet the requirements of the Share Ownership Policy.
3.	Messrs. Michaleski and Marchant are not standing for re-election at the 2025 Meeting.
4.	Mr. Kleckner joined the Board on October 18, 2021 and has until October 18, 2026 to meet the requirements of the Share Ownership Policy.
5.	Ms. Sharma joined the Board on July 19, 2021 and has until July 19, 2026 to meet the requirements of the Share Ownership Policy.
2025 Vermilion Energy Inc. Circular	99

Schedules

2024 Director Attendance

____________________________________________________________________________

In 2024, the Board and committee attendance rate was 100%.

____________________________________________________________________________

Director	Board[1]	AC	GHRC	HSEC[2]	TC	SC2
Stadnyk[3]	5/5 (100%) Chair			3/3 (100%)	2/2 (100%)
Michaleski[3]	5/5 (100%)	4/4 (100%)	6/6 (100%)
Hatcher	5/5 (100%)
Kleckner	5/5 (100%)			3/3 (100%)	3/3 (100%)
Knickel	5/5 (100%)		6/6 (100%) Chair	3/3 (100%)		3/3 (100%)
Larke	5/5 (100%)	4/4 (100%)	6/6 (100%)			3/3 (100%) Chair
Marchant	5/5 (100%)			3/3 (100%) Chair	3/3 (100%)	3/3 (100%)
Roby	5/5 (100%)			3/3 (100%)	3/3 (100%) Chair	3/3 (100%)
Sharma	5/5 (100%)	4/4 (100%) Chair	6/6 (100%)
Steele	5/5 (100%)	4/4 (100%)	6/6 (100%)			3/3 (100%)

Notes:

1.	Includes regular Board, strategy and annual shareholder meetings.
2.	As of November 6th, 2024 the Sustainability Committee and Health, Safety and Environment Committee were combined. The newly formed Safety and Sustainability Committee did not meet until 2025.
3.	Effective November 1, 2024, Mr. Michaleski resigned from his position as Chair of the Board, and Mr. Stadnyk assumed the role of Chair of the Board stepping down from all committee memberships.

2024 Continuing Education

Topic	Presented By	Attended By
National Bank Market Outlook 2024	Chief Economist	Mr. Stadnyk
Cybersecurity Update	Mandiant	Mr. Stadnyk
Global Economic Overview	Goldman Sachs	Mr. Stadnyk
Update on Modern Slavery Act	Deloitte	Mr. Stadnyk
Update on Regulatory Impact Assessment	Bennett Jones	Mr. Stadnyk
Global Crude Market Update	Energy Aspects	Mr. Stadnyk
Indigenous Seminar	S3 Consulting	Mr. Stadnyk
USA Shale Overview	McDaniel & Associates	Mr. Stadnyk
Long Term Energy Outlook	University of Calgary	Mr. Stadnyk
Driving Executive Performance with Strategic Plan Design	Equilar	Ms. Knickel
Trend & Insights from 2024 Proxy Season	Hugessen	Ms. Knickel

2025 Vermilion Energy Inc. Circular	100

Schedules

Topic	Presented By	Attended By
A Gen AI Playbook for the Board: Risks, Opportunities and Oversight	Diligent Director's Roundtable	Ms. Knickel
The Complexities of CEO Performance & Succession	ICD	Ms. Knickel
Future scenarios for AI	PwC	Ms. Sharma
AI Tsunami Event	David Beatty	Ms. Sharma
ICD Conference	ICD	Ms. Sharma
Boardroom Innovations from the Fortune 500	Deloitte	Ms. Sharma
2024 Tax and Federal Budget Webinar	MNP	Ms. Sharma
Audit Committee Forum & Roundtable	Egon Zehnder	Ms. Sharma
Economic Outlook	Deloitte	Ms. Sharma
The Role of the Audit Committee in Building Trust	Deloitte	Ms. Sharma
Geopolitics and the US Election: What Boards Need to Know	Deloitte	Ms. Sharma
CEO & Board Issues	Egon Zehnder	Mr. Roby
Building a Resilient Portfolio	CFA Society/CPPIB	Mr. Larke
Strategic Compensation in Canada	University of Calgary	Mr. Larke
LNG Setup	TPH	Mr. Larke
Tactical Asset Allocation	Fiera Capital	Mr. Larke
US Election Impact on Energy	Evercore	Mr. Larke
Cybersecurity Update	Mandiant	Ms. Steele
Digital Transformation Roadmap	Canadian Blood Services/ICD	Ms. Steele
Disclosure and Securities Trading	Emera Inc.	Ms. Steele
Inclusive Leadership	Tina Varughese	Ms. Steele
VET Oil and Gas Economics: Reserves Course	McDaniel & Associates	Ms. Knickel
VET Oil and Gas Economics: Reserves Course	McDaniel & Associates	Ms. Sharma
VET Oil and Gas Economics: Reserves Course	McDaniel & Associates	Ms. Steele
USA Shale Overview	McDaniel & Associates	Mr. Kleckner
USA Shale Overview	McDaniel & Associates	Mr. Roby
USA Shale Overview	McDaniel & Associates	Mr. Marchant

2025 Vermilion Energy Inc. Circular	101

Schedules

Schedule B - Executive Tables

Summary Compensation Table

Vermilion does not provide a pension plan, option-based awards or non-equity long incentive plans. LTIP is always granted in Common Shares, whereas STIP can be issued in either Common Shares or cash.

A detailed breakdown of all other compensation is set out in the next table.

Executive	Year	Base Salary	Short-term Incentives[1,2]	Long-term Incentives[1,3]	All Other Compensation	Total Compensation
Hatcher[4]	2024	$545,000	$730,000	$2,652,106	$69,246	$3,996,352
	2023	$463,750	$440,550	$2,380,303	$56,065	$3,340,668
	2022	$400,000	$496,000	$2,484,334	$50,828	$3,431,162
Glemser	2024	$407,500	$475,000	$1,250,014	$55,312	$2,187,826
	2023	$376,250	$280,000	$1,247,005	$47,381	$1,950,636
	2022	$350,000	$340,000	$1,150,016	$46,327	$1,886,343
Kerwin	2024	$329,750	$300,000	$740,001	$45,511	$1,415,262
	2023	$300,000	$170,000	$640,005	$37,737	$1,147,742
	2022	$280,077	$210,000	$625,010	$39,746	$1,154,833
MacDonald	2024	$311,750	$270,000	$515,009	$37,139	$1,133,898
	2023	$302,500	$156,000	$515,008	$34,285	$1,007,793
	2022	$292,539	$205,000	$500,025	$33,857	$1,031,421
McQuaig[5]	2024	$293,336	$300,000	$825,030 [6]	$37,037	$1,455,403
	2023	$250,532	$85,400	$172,008	$32,543	$540,483
	2022	$235,252	$103,750	$153,400	$31,663	$524,065
Notes:
1.	Number of share awards granted are determined using an award price with five decimals.
2.	Vermilion’s annual incentive bonus payment can be paid in cash or Common Shares or combination of both. The 2022 incentive plan payments was paid 100% in shares from treasury with immediate vest. The 2023 and 2024 incentive plans were paid in cash.
3.	The value of 2024 share-based awards is calculated as follows: the number of share awards granted multiplied by the grant price of $16.33 (fair value) for share-based awards vesting in 2027. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity-based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2024, the accounting fair value of share-based awards granted to NEOs in 2024 totaled $6,198,371.
4.	Effective January 1, 2022, Mr. Hatcher was promoted to President. Effective March 7, 2023 Mr. Hatcher's position changed to President and CEO. Mr Hatcher does not receive compensation for his service as a director.
5.	Effective February 22, 2024 Mr. McQuaig was promoted to Vice President, North America.
6.	In recognition of Mr. McQuaig's promotion, he was granted a promotional award valued at $270,029, which will vest over three years. This award was in addition to his annual award of $555,001.

2025 Vermilion Energy Inc. Circular	102

Schedules

All Other Compensation Details

Other perquisites include parking fees, executive health plan benefits and an off-cycle payment1 paid in 2022 to all employees.

Executive	Year	Savings Plan	Other Perquisites
Hatcher	2024	$57,225	$12,021
	2023	$48,694	$7,371
	2022	$42,000	$8,828
Glemser	2024	$42,787	$12,525
	2023	$39,506	$7,875
	2022	$36,750	$9,577
Kerwin	2024	$34,624	$10,887
	2023	$31,500	$6,237
	2022	$29,408	$10,338
MacDonald	2024	$32,734	$4,405
	2023	$31,763	$2,522
	2022	$30,717	$3,140
McQuaig	2024	$30,800	$6,237
	2023	$26,306	$6,237
	2022	$24,701	$6,961
Note:
1.	2022 - $2,000 inflationary off-set payment paid to all employees.

2025 Vermilion Energy Inc. Circular	103

Schedules

Realized Pay

Realized pay is compensation received during the year. It includes salary, short-term incentives and the value of long-term incentives that vested during the year. It does not include amounts that will not be received until a future date.

In 2024, total realized compensation decreased compared to 2023. This decrease was primarily driven by lower outcomes in both the realized LTIP (granted in 2021 and vested in 2024), the STIP scorecard for the 2023 performance year paid in 2024, and a decrease in share price in 2024 compared to 2023. It’s important to note that the pay outcomes resulting from the share price decline are in line with the program’s design, which is based on pay-for-performance principles. This structure ensures that compensation is directly tied to company performance and shareholder value, meaning that the decrease in share price directly impacts the pay outcomes for executives.

Executive	2023 Realized Pay				2024 Realized Pay				Change 2023 to 2024
	Salary	Short-term Incentives[1]	Vested Long-term Incentives	Total	Salary	Short-term Incentives[2]	Vested Long-term Incentives	Total
Hatcher	$463,750	$496,000	$1,532,679	$2,492,429	$545,000	$440,550	$1,296,573	$2,282,123	(8)%
Glemser	$376,250	$340,000	$1,945,824	$2,662,074	$407,500	$280,000	$1,790,337	$2,477,837	(7)%
Kerwin	$300,000	$210,000	$1,057,825	$1,567,825	$329,750	$170,000	$731,622	$1,231,372	(21)%
MacDonald	$302,500	$205,000	$359,945	$867,445	$311,750	$156,000	$205,545	$673,295	(22)%
McQuaig	$250,532	$103,750	$464,881	$819,163	$293,336	$85,400	$241,057	$619,793	(24)%
Total Realized Pay				$8,408,936				$7,284,420	(13)%
Notes:
1.	2023 short-term incentive is for the 2022 performance year paid in 2023.
2.	2024 short-term incentive is for the 2023 performance year paid in 2024.

2025 Vermilion Energy Inc. Circular	104

Schedules

Long-term Incentive Share Awards and Value

The value of share awards as of December 31, 2024 was calculated using the TSX closing price on December 31, 2024 of $13.53.

Executive	Award Date	Vesting Date	Award Price	Number Granted	Award Date Value	Dec 31 2024 Value[1]
Hatcher	April 1, 2024	April 1, 2027	$16.32980	162,409	$2,652,106	$2,233,987
	April 1, 2023	April 1, 2026	$17.20767	138,328	$2,380,303	$1,949,561
	April 6, 2022	April 1, 2025	$27.03566	68,429	$1,850,023	$978,485
	Total			369,166	$6,882,432	$5,162,033
Glemser	April 1, 2024	April 1, 2027	$16.32980	76,548	$1,250,014	$1,052,942
	April 1, 2023	April 1, 2026	$17.20767	72,468	$1,247,005	$1,021,346
	April 6, 2022	April 1, 2025	$27.03566	42,537	$1,150,016	$608,248
	Total			191,553	$3,647,035	$2,682,536
Kerwin	April 1, 2024	April 1, 2027	$16.32980	45,316	$740,001	$623,336
	April 1, 2023	April 1, 2026	$17.20767	37,193	$640,005	$524,189
	April 6, 2022	April 1, 2025	$27.03566	23,118	$625,010	$330,571
	Total			105,627	$2,005,016	$1,478,096
MacDonald	April 1, 2024	April 1, 2027	$16.32980	31,538	$515,009	$433,815
	April 1, 2023	April 1, 2026	$17.20767	29,929	$515,008	$421,812
	April 6, 2022	April 1, 2025	$27.03566	18,495	$500,025	$264,465
	Total			79,962	$1,530,042	$1,120,092
McQuaig[2]	April 1, 2024	April 1, 2027	$16.32980	33,987	$555,001	$467,502
	April 1, 2024[2]	April 1, 2027	$16.32980	5,222	$85,274	$71,830
	April 1, 2024[2]	April 1, 2026	$16.32980	5,222	$85,274	$71,830
	April 1, 2024[2]	April 1, 2025	$16.32980	6,092	$99,481	$83,797
	April 1, 2023	April 1, 2026	$17.20767	9,996	$172,008	$140,881
	April 6, 2022	April 1, 2025	$27.03566	5,674	$153,400	$81,134
	Total			66,193	$1,150,438	$916,974
Notes:
1.	Performance multiples were applied as follows: 2025, 2026 and 2027 vesting at 1.0 times.
2.	Mr. McQuaig was promoted, effective February 22, 2024, and received a promotion-related award that will vest in three installments over the next three years in addition to his annual award.

The total number granted for each executive is the number of share awards that have not vested as of December 31, 2024. Award date value is the grant value of outstanding share awards that have not vested as of December 31, 2024. There were no vested share awards that remained to be paid out or distributed on December 31, 2024. The December 31, 2024 value includes the value of reinvested dividends.

2025 Vermilion Energy Inc. Circular	105

Schedules

Equity Ownership and Changes from March 13, 2024 to March 19, 2025

All Principal Vice Presidents are required to hold 2 times their base salary. In contrast, Associate Vice Presidents - who typically oversee specific functions rather than the broader strategic responsibilities of Principal Vice Presidents - are subject to a 1 times base salary requirement, including Mr. MacDonald. The changes outlined below, indicating a negative year-over-year shift, reflect a decline in share price. However, it is important to note that in all instances, share ownership has actually increased.

Executive	Year	Shares	Value	Total Equity-at-Risk
				Share Ownership Requirement[1]	Multiple of Base Salary	Exceeds Requirement
Hatcher[2,3]	2025	217,006	$2,493,399	5 times base salary	4.4 times	On Track
	2024	169,085	$2,595,455
	Change	47,921	$-102,056
Glemser	2025	193,067	$2,218,340	2 times base salary	5.3 times	Yes
	2024	129,616	$1,989,606
	Change	63,451	$228,734
Kerwin	2025	214,449	$2,464,019	2 times base salary	7.3 times	Yes
	2024	182,146	$2,795,941
	Change	32,303	$-331,922
MacDonald	2025	30,997	$356,156	1 times base salary	1.1 times	Yes
	2024	20,927	$321,229
	Change	10,070	$34,927
McQuaig[4]	2025	38,269	$439,711	2 times base salary	1.5 times	On Track
	2024	28,078	$430,991
	Change	10,191	$8,720

Notes:

1.	Share ownership requirement as at December 31, 2024.
2.	Mr. Hatcher must hold at least 2 times his annual base salary for at least 12 months following resignation or retirement.
3.	Mr. Hatcher was promoted January 1, 2022 and has until January 1, 2027 to meet the requirements of the Share Ownership Policy.
4.	Mr. McQuaig was promoted February 22, 2024 and has until February 22, 2029 to meet the requirements of the Share Ownership Policy.

Mr. Hatcher has until January 2027 to meet the required equity ownership threshold, which is set at five (5) times his base salary. When measured as a multiple of Total Direct Compensation (TDC), Mr. Hatcher's equity ownership currently stands at 0.6 times TDC.

Shares refers to Common Shares that are settled and have no holding restrictions.

Unless otherwise noted, the value is calculated based on the number of Common Shares multiplied by the closing price on the TSX of $11.49 on March 19, 2025 and $15.35 on March 13, 2024.

2025 Vermilion Energy Inc. Circular	106

Schedules

Schedule C - Additional Governance Documents

Board Mandate

The Board of Directors (the “Board”) is responsible for stewardship of Vermilion Energy Inc. (the “Corporation”) and providing independent oversight of the management of the business and affairs of the Corporation.

Certain responsibilities of the Board referred to in this Mandate may be delegated to committees of the Board and to the management. The responsibilities of those committees are set out in their respective mandates and the responsibilities of the management are carried out in accordance with the limits of authority established by the Board. The Board shall, directly or through a Board committee or the management, carry out the duties referred to in this Mandate.

Board Composition

•	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee (the “GHRC”), approved by the entire Board and elected annually by shareholders of the Corporation
•	The Board shall be comprised of (i) at least 67% of independent directors; and (ii) a minimum of 30% of women directors in compliance with the Company’s Diversity Policy

Executive Team and Compensation

•	Develop, as often as required, and review annually a clear mandate for the President and CEO, which includes a delineation of management’s responsibilities
•	In consultation with the President and CEO, approve the annual goals and objectives of the President and CEO, the setting of such goals and objectives to be led by the Chair of the Board in conjunction with the Chair of the GHRC
•	Provide advice and counsel to the President and CEO in execution of the President and CEO duties
•	Review and approve, the annual evaluation of the performance of the President and CEO, such evaluation to be led by the Chair of the Board in conjunction with the Chair of the GHRC
•	Review and approve the President and CEO and Executive Committee’s remuneration (including salary and short-and-long-term awards, metrics, achievement levels and payouts) taking into consideration the recommendations of the GHRC
•	Establish limits of authority delegated to management, including spending authorizations

Board and Executive Succession Planning

•	Lead the Board succession planning processes, including the selection, appointment and development of the Chair of the Board, and the Board members
•	Appoint the President and CEO and other Executive Committee members and oversee executive succession planning process, including the appointment, development and monitoring of senior leaders and other high-potential employees

2025 Vermilion Energy Inc. Circular	107

Schedules

Culture of Integrity and Ethics

•	Promote a culture of integrity throughout the Corporation. The Board shall satisfy itself as to the integrity of the President and CEO and other members of the Executive Committee, and the success of the President and CEO and Executive Committee members in creating a culture and maintaining an integrity based corporate culture
•	Annually approve the Corporation’s Code of Business Conduct and Ethics (the “Code”) and monitor on-going compliance, approving any waivers from the Code for the benefit of any director or executive officer
•	Approve significant policies regarding all matters related to integrity and ethics, including conflicts of interest, related party transactions, facilitation payments and the treatment of confidential information

Strategic Planning Process

•	Participate with management in the development and approval of the Corporation’s strategic plan which takes into account, among other things, the opportunities and risks of the business
•	Approve capital and operating budgets, significant capital allocations and expenditures and declaration of dividends, which support the Corporation’s ability to meet its strategic objectives
•	Assess implementation, performance and effectiveness of approved strategic plans against the Corporation’s financial objectives
•	Review and approve all unbudgeted strategic projects, including but not limited to, acquisitions and material divestitures, and amendments or departures from established strategy proposed by management in light of changing circumstances
•	Approve the entering into, or withdrawing from, lines of business, countries of operation, and other matters that are, or are reasonably expected to be, material to the Corporation
•	Approve the commencement or settlement of litigation that may have a material impact on the Corporation

Risk Management and Compliance

•	Approve the Corporation’s risk framework
•	Oversee and assess policies and processes to identify and manage the principal risks of the Corporation’s business, and monitor risk management initiatives
•	Oversee the compliance management program that addresses applicable regulatory, corporate, securities and other compliance requirements
•	As required, review and approve the Corporation’s significant enterprise-wide policies and practices, including those respecting liquidity, funding and capital management, compensation, and obtain assurance from management that they are being complied with

2025 Vermilion Energy Inc. Circular	108

Schedules

Internal Controls

•	Oversee the reliability and integrity of the Corporation’s internal control framework relating to financial, legal, ESG, information systems including cybersecurity, and other matters, and obtain assurances on a regular basis that these systems and controls are designed and operating effectively
•	Review and approve, prior to their release, the Corporation's annual and interim public reporting disclosure documents, including financial statements and related disclosures, the Corporation's Annual Information Form and annual statement of reserves data and other information (and related reports), and the filing thereof
•	Review accounting principles management has followed to provide accurate and complete financial reports in compliance with all legislated requirements, and approve any departure from or change in established accounting policy
•	Review and approve timely reporting of any developments that are material to the Corporation prior to their release

Environmental and Social (the “E&S”) Matters

•	Oversee the Corporation’s approach to E&S matters, including reporting, overseeing and monitoring management systems and processes relating to identification, evaluation, and management of related risks and opportunities, including those of the energy transition
•	Environmental matters include climate and natural capital issues such as greenhouse gas and air emissions, water, biodiversity (land and wildlife), waste and reclamation (ARO)
•	Social matters include human capital issues such as health and safety, equality, diversity and inclusion, employee wellbeing, and social capital issues such as human rights, relationships with local communities, and Indigenous relations

Corporate Governance

•	Oversee the Corporation’s corporate governance principles and practices
•	Establish appropriate structures and procedures to allow the Board to function independently of management, including holding an in-camera session with independent directors only at each Board and Committee meeting
•	Undertake regular evaluations of the Board, its Committees and individual directors, and review the composition of the Board, with a view to the effectiveness and independence of the Board and its members
•	Establish committees of the Board and annually review and approve their respective membership, mandates and the limits of authority delegated to each committee
•	Establish expectations and responsibilities of directors, including preparation for, attendance at, and participation in, Board and Committee meetings and Board educational seminars
•	Provide a comprehensive orientation to each new director and ongoing training and development to all directors to enable each to perform at the highest standard
•	Review and approve the adequacy and form of the directors' compensation to ensure it is commensurate to the responsibilities and risks involved in being a director

2025 Vermilion Energy Inc. Circular	109

Schedules

Human Resources and Employee Compensation

•	Oversee the Corporation’s approach to addressing human resources challenges/opportunities and compensation philosophy
•	Review and approve material changes to employment contracts, termination and other special arrangements with executive officers, or other employee groups
•	Annually review and approve the corporate performance peer group and corporate performance scorecards
•	Approve matters related to all employees, including: (i) annual salary program; (ii) short- and long-term awards for employees globally; (iii) new benefit programs or material changes to existing programs

Communications and Public Disclosure

•	Oversee the Corporation’s communication and disclosure practices, including stakeholders outreach and communication
•	Approve the Corporation’s disclosure policy, which governs the release of information about the Corporation and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements
•	Authorize the President and CEO or the Chairman of the Board or any other director, to communicate with the shareholders or stakeholders on behalf of the Corporation

Independent Advice

•	The Board may, from time-to-time, require the expertise of outside resources. The Board has the authority, in its sole discretion, to select, retain (or obtain advice of), terminate and approve the retention terms of any outside adviser or other expert or consultant that it determines to be necessary to carry out its duties, after consideration of the independence of such adviser, expert or consultant including factors set forth in the rule of the NYSE and any factors required by applicable law, as appropriate

Mandate Review

•	Annually, or more frequently as deemed appropriate by the Board, review the adequacy of mandates for the Board, the Board Committees, and the Chair of the Board and amend or confirm the relevant mandates based on information received from the Board and Committee evaluation processes

You can find our remaining Board mandates on our website at vermilionenergy.com.

2025 Vermilion Energy Inc. Circular	110

Schedules

GHRC Annual Work Plan

Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate Governance	Review governance policies, practices and procedures	✓	✓		✓	Approve
Board and Committees Mandates	Review mandates for the Board and each committee annually				✓	Approve
Policy Oversight and Compliance	Review Company's policies and monitor compliance and effectiveness	✓				Approve
Board and Committee Composition	Review Board and committees' structure to ensure the Board is managed independently				✓	Approve
Succession and Development	Review Board succession plan	✓	✓			Approve
	Receive reports and review succession plan for the President and CEO and other executive team members	✓	✓			Review
Director Orientation and Development	Oversee director orientation and ongoing development				✓	Review
Board Annual Assessment	Oversee annual evaluation process for the Board, its committees, and the Board Chair			✓	✓	Approve
Director Compensation	Review and recommend compensation for the Board, including share ownership	✓			✓	Approve
Human Resources Duties and Responsibilities
Compensation Philosophy (Risk)	Review compensation philosophy and assess internal and external compensation risk factors	✓				Review
	Review executive share ownership policy and compliance	✓				Approve
Compensation Programs • peer group • scorecards • equity plans • program costs	Review and recommend: peer group, design of short-term and long-term scorecards, scorecard results, equity plan design to manage dilution and burn rate, global employees compensation program costs, including long-term incentive grants	✓			✓	Approve
Management Evaluation and Compensation	Review and recommend President and CEO's corporate goals and objectives	✓			✓	Approve
	Assist in the evaluation and review of the President and CEO		✓		✓	Approve
	Review and recommend President and CEO and other executives' compensation	✓				Approve

2025 Vermilion Energy Inc. Circular	111

Schedules

Schedule D - Omnibus Incentive Plan

Summary

Background

Employees, officers, non-employee directors, consultants and certain other specified service providers of Vermilion and its affiliates are eligible to participate in the Plan. Plan participants are eligible to receive Incentives pursuant to and in accordance with the Plan.

The Plan governs all incentives made after May 11, 2022.

After May 11, 2022, no one received grants of Share Awards pursuant to the Vermilion Incentive Plan, grants of DSUs pursuant to the Deferred Share Unit Plan, bonus payments pursuant to the Bonus Plan or employer contributions pursuant to the Employee Savings Plan. Those legacy plans will continue to govern outstanding awards for so long as such awards remain outstanding.

In accordance with TSX requirements, unallocated entitlements under the Plan are subject to shareholder approval every three years. If the unallocated entitlements and the Plan are approved at the Meeting, the next shareholder approval of unallocated entitlements and the Plan is scheduled for May 2028.

Summary of the Plan

A summary of the Plan is set forth below, and a full copy of the Plan is available on SEDAR+ at www.sedarplus.ca under Vermilion’s profile (filed on March 20, 2025 under “Other Securityholders Documents”).

The principal purposes of the Plan include providing a competitive long-term incentive program to attract, and strengthen the ability of the Company and its affiliates to retain, qualified employees, officers, directors and consultants, and promoting a proprietary interest in the Company through share ownership in alignment with the interests of shareholders. The Plan governs the grant of share awards (“Share Awards”) and deferred share units (“DSUs”), the payment of employee bonuses (“Employee Bonuses”) and the making of employer contributions in respect of employee savings (“Employer Contributions”, and together with Share Awards, DSUs and Employee Bonuses, collectively, “Incentives”).

As set forth in the Plan (i) Share Awards may be granted to officers, employees and consultants of the Company and its affiliates (any such officer, employee or consultant to whom Shares Awards are granted, a “Grantee”); (ii) DSUs may be granted to non-employee directors and other specified non-employee service providers of the Company and its affiliates (any such director or non-employee service provider designated to participate in the Plan, a “Designated Participant”); (iii) Employee Bonuses may be paid to employees of the Company or its affiliates (any such employee designated to receive an Employee Bonus, a “Bonus Participant”) and (iv) Employer Contributions may be made in respect of personal contributions of employees enrolled in employee savings under the Plan (any such employee enrolled in employee savings, a “Employee Savings Participant”, and together with Grantees, Designated Participants and Bonus Participants, collectively, “Participants”).

2025 Vermilion Energy Inc. Circular	112

Schedules

The number of Common Shares reserved for issuance by the Company pursuant to the Plan is based on a 3.5% treasury rolling reserve. In addition to Common Shares issued from treasury, Incentives may be settled with cash or Common Shares acquired through exchange facilities in accordance with the Plan (or any combination thereof).

Condition	Plan Maximum
Reserved for issue from treasury	3.5% of the issued and outstanding Common Shares (less any Common Shares reserved for issuance pursuant to any other security-based compensation arrangements of the Company)[1,2,3]
Total issuable to any Participant	3.5% of the issued and outstanding Common Shares[1,2,3]
Notes:
1.	Subject to shareholder and exchange approval, as applicable.
2.	On a non-diluted basis. The number of Common Shares reserved for awards does not include the dividend equivalent that accumulates on underlying grants.
3.	No one Participant may be granted any Incentives which, together with all Incentives then held by such Participant, would entitle such Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and the number of Common Shares (i) issued to insiders, within any one year period, and (ii) issuable to insiders, at any time, under the Plan (and under any other security-based compensation arrangements of the Company) shall not exceed 10% of the Company's total issued and outstanding Common Shares, respectively (collectively, the “Insider Participation Limit”).

Share Awards

Under the Plan, employees, officers and consultants of Vermilion and its affiliates may be granted Share Awards (subject to the treasury reserve limit and the Insider Participation Limit). The number of Common Shares referenced by a Share Award is determined at the time of grant. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in thirds each year over three years for new-hire or promotion based grants), or earlier upon termination or change of control (as noted below), or on a subsequent date in certain circumstances if there is a blackout on trading Common Shares at that time. Share Award grants to employees are subject to proportionate adjustment for changes to employment status (for instance, a change to employment status from 1.0 to 0.8 full time equivalent would result in a 20% adjustment).

Within two and a half months of vesting (and in any event, no later than December 31 of the third year following the year in which the Share Awards were granted), at the Board's election, Common Shares, an equivalent cash value or a combination of cash and Common Shares, are issued to the Participant. Share Awards that vest before termination or any applicable notice date are paid in full. The following summarizes how unvested Share Awards (whether in whole or in part) are treated depending on the form of termination.

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Schedules

Form of Termination	Vesting and Exercise Provisions
Retirement

Subject to a retirement criteria as follows:

A minimum of 55 years old and minimum tenure of 10 years:

•      share awards active less than one year expire on the retirement date

•      share awards active for greater than one year, vest on schedule at 1.0 times

If a service provider does not meet this criteria, all share awards expire on the date of retirement

Voluntary resignation	Terminate on the date of resignation
Termination not for cause	Terminate on the date of termination for Share Awards that do not vest within 90 days of the date of termination
Termination for cause	Terminate on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Voluntary Leave of Absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Share Awards granted subject to 'double trigger' vesting provisions requiring both a change of control and subsequent termination of employment by the Company (other than for cause) or by the employee for good reason

Once the form of settlement is determined by the Board, the vesting of Share Awards, issuance of Common Shares (as applicable) and sale of such Common Shares for taxes occurs automatically under the plan (and where this ceases to be automatic under the Plan, the vesting date of Share Awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period).

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DSUs

The Plan provides for grants of DSUs to non-employee directors and other specified non-employee service providers of the Company and its affiliates (subject to the treasury reserve limit and the Insider Participation Limit). Non-employee directors are only entitled to receive grants of DSUs, and DSUs shall only be granted in lieu of a non-employee director's annual remuneration and to the extent applicable, any meeting fees (and in all cases DSUs granted shall have the same value as the cash amount of the annual remuneration and, to the extent applicable, any meeting fees, elected to be received in DSUs). Any discretionary grant to a non-employee director under any compensation plan of the Company or any affiliate shall, in respect of Common Shares issued from treasury, be subject to, and not exceed, a limit (based on grant date value) of $150,000 per annum per non-employee director across all equity compensation plans of the Company or any affiliate taken together. Other than DSUs, granted in lieu of cash fees on a value for value basis, no discretionary or other grants of DSUs to a non-employee director are permitted pursuant to the Plan and no other Incentives shall be payable, granted or made available to any non-employee director pursuant to the Plan.

A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual remuneration and, to the extent applicable, any meeting fees to be received in that particular calendar year in the form of DSUs, cash, or Common Shares purchased on the secondary market, or a combination thereof. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). In the event that a Designated Participant fails to deliver a written notice of election to the Corporation by the applicable deadline, such Designated Participant shall be deemed to have elected the same allocation of compensation as was elected for the preceding year.

The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs granted will be credited to that DSU Account on a quarterly basis in arrears, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant's annual remuneration, and to the extent applicable, any meeting fees for the applicable calendar year elected to be received in the form of DSUs by the fair market value per Common Share on the grant date (subject to pro-ration in respect of a particular Designated Participant that was newly appointed or elected, or ceased to be a Designated Participant, in that particular calendar quarter). In all cases, DSUs have the same value on a particular grant date as the cash amount of the Designated Participant's annual remuneration, and to the extent applicable, any meeting fees for which DSUs are granted. Where the Common Shares are listed on a stock exchange (including the TSX or NYSE), fair market value for the purposes of the Plan will be the weighted average of the prices at which the Common Shares traded on such exchange for the five trading days preceding the particular date. DSUs are fully vested upon being credited to a Designated Participant's DSU account.

DSUs granted under the Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit).

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A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to 10 days after that Designated Participant's date of termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable) (“Date of Termination”); (b) fall within a blackout period that commenced prior to the director's Date of Termination; (c) be later than December 15 of the next calendar year after that Designated Participant's Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company.

Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

Employee Bonuses

The Plan provides employees of Vermilion and its subsidiaries with potential bonus compensation. Under the Plan, following an annual Board assessment of the performance of the Company and its employees, the Board designates employees to participate in the bonus component of the Plan. Once Participants are determined, the Board may then allocate a bonus to a Participant in an amount determined by the Board in its sole discretion. An employee must be an active employee (i.e. an employee other than an employee whose employment is terminated (for or without cause), including termination due to disability, death or other circumstances) to be eligible for an Employee Bonus.

An Employee Bonus may be paid in cash, Common Shares issued by the Company from treasury (subject to the treasury reserve limit and the Insider Participation Limit) or a combination of cash and Common Shares as determined by the Board in its sole discretion. Subject to exceptional circumstances, Employee Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board's determination of bonuses. Common Shares issued as payment of a Bonus are priced at fair market value as of the date of the bonus determination by the Board (or on a specified date following the end of a blackout if the bonus determination occurs within a blackout period). If the Company is unable to issue Common Shares as payment of an Employee Bonus (for any reason), the Employee Bonus will be paid in cash.

Employee Savings

Eligible full-time and part-time employees in active employment of the Company (including NEOs) may enroll in employee savings pursuant to the Plan and elect to contribute a minimum of 1%, to a maximum of 7%, of a Participant's earnings to the Plan. For each Participant, Vermilion makes an Employer Contribution equal to 0.33 times the amount of each Participant's personal contribution. A Participant may make excess savings contributions up to a maximum of such Participant's earnings, however, excess contributions do not receive a corresponding Employer Contribution.

A Participant's personal contributions will be deposited with the Canadian chartered bank designated under the Plan (the “Bank”), and a Participant's excess contributions may be deposited with the Bank or with the administrative agent appointed under the Plan (the “Administrative Agent”) as directed in writing by a Participant. Employer Contributions in respect to a Participant's personal contributions will be deposited with the Administrative Agent. Where directed in writing by the Board, the Company may (subject to the treasury reserve limit and the Insider Participation Limit) elect to satisfy cash Employer Contributions by issuing Common Shares from treasury to the Administrative Agent (with the number of Common Shares determined with reference to the market price (as discussed below)). Each Participant will direct the Bank as to the use of a Participant's personal contributions and excess contributions deposited with the Bank.

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Unless otherwise directed in writing by the Board, the Administrative Agent shall use all or any combination of Employer Contributions (that are made in cash) and excess contributions deposited with the Administrative Agent to acquire Common Shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances of Common Shares from treasury (subject to the treasury reserve limit and the Insider Participation Limit). Where (i) Common Shares are purchased through normal market facilities (entirely, or a portion together with a portion issued from treasury), the market price will be the weighted average purchase price of Common Shares purchased by the Administrative Agent through normal market facilities for such contribution period; or (ii) all Common Shares for a contribution period are issued from treasury, the market price will be the weighted average trading price of the Common Shares on the TSX for the five trading days preceding the treasury issuance date. All Common Shares (and other investments) acquired with personal contributions, Employer Contributions and excess contributions on behalf of a Participant are at all times vested to such Participant.

A Participant may, upon notice to the Company, the Administrative Agent and (or) the Bank, withdraw Common Shares held by the Administrative Agent (or investments held by the Bank) or terminate the Participant's participation in employee savings pursuant to the Plan. A Participant's entitlement to make further personal contributions and excess contributions and to receive Employer Contributions in respect to personal contributions shall terminate immediately if: (i) the Participant becomes totally and permanently disabled; (ii) the Participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the Participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a Participant may be transferred and registered as directed by the Participant; sold with the net proceeds distributed to the Participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law). A Participant is not entitled to assign or transfer any interest in Common Shares held by the Administrative Agent (or investments held by the Bank) under the Plan other than in accordance with a withdrawal or termination.

Other Provisions

The Plan provides for it to be administered by the Board or such committee of the Board as the Board considers appropriate from time-to-time (the “Committee”), with authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. Recommendations and determinations of the Committee are subject to review and approval by the Board.

In the event the Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, the Common Shares are converted into or exchangeable for any other securities, the Board may adjust the Plan and outstanding Incentives to prevent substantial dilution or enlargement of the rights of Participants.

The Board may amend, suspend, terminate or discontinue the terms and conditions of the Plan and Incentives under the Plan at any time. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX (as may be required), and shall take effect only with respect to Incentives payable, granted or to be made, as applicable, after the effective date of such amendment (provided it may apply to any outstanding Incentives with the mutual consent of the Company and the applicable Participant(s)).

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Schedules

Amendments (i) to cure any ambiguity, error or omission in the Plan (or correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan); (ii) to comply with applicable law (or the requirements of any stock exchange on which the Common Shares are listed); (iii) respecting administration and eligibility for participation under the Plan; (iv) that change the terms and conditions on which Incentives may be (or have been) payable, granted or made, as applicable; (v) that change the early termination provisions of an Incentive or the Plan which does not entail an extension beyond the original expiry date; or (vi) that are of a “housekeeping nature”, do not require shareholder approval under the Plan.

Without shareholder approval no amendment may: (i) increase the number of Common Shares reserved for issuance under the Plan; (ii) remove or exceed the Insider Participation Limit; (iii) result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to an Insider; (iv) permit the Company or any affiliate to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives; (v) amend the Employer Contribution amount; (vi) result in any cancellation and reissue of Incentives; (vii) change the class of eligible participants in the Plan which would have the potential of broadening or increasing participation by Insiders of the Company; (viii) provide for any Incentive (other than DSUs) to be payable, granted or made to any director pursuant to the Plan; (ix) amend the amendment provision of the Plan; (x) extend the expiry date of Incentives under the Plan beyond the expiry date provided for under the provisions of the Plan; or (xi) make any amendment to the Plan that permits a Participant to transfer or assign an Incentive to any Person other than in the case of the death of the Participant for normal estate settlement purposes.

The Company may, without amending the Plan, modify the terms of Incentives for Participants who are foreign nationals or who provide services to the Company or any affiliate from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions (and reflect any such modification in the applicable award agreement relating thereto).

The Company is entitled under the Plan to deduct and withhold (from any amounts otherwise payable under the Plan to a Participant) amounts in respect of taxes (with such amounts so deducted, withheld and remitted treated as having been paid to the Participant), and to satisfy its withholding tax obligations by (as applicable): (i) the withholding of a cash amount; and (or) (ii) the withholding and sale of a number of Common Shares (from any Common Shares otherwise deliverable to the Participant in accordance with the terms of the Plan) that, in aggregate, are sufficient to satisfy the total withholding tax obligations (with any remaining cash or proceeds therefrom to be paid or released to the Designated Participant).

Incentives may not be assigned, sold, transferred, pledged or charged, and Common Shares (if any) or cash deliverable or payable pursuant to the Plan shall only be delivered or paid to a Participant personally except that if a Participant dies, Common Shares or cash may be delivered or paid to the Participant's estate. A Participant does not possess any incidents of ownership of any Common Shares (including the right to exercise voting rights in respect of any such Common Shares) unless and until any Common Shares are delivered to a Participant in accordance with the terms of the Plan. Under the Plan the Company and its affiliates are not permitted to provide any financial assistance to any Participant for the purpose of exercising or settling any Incentives.

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Nothing in the Plan (or in any award agreement relating thereto) confers upon any employee (whether or not a Participant) the right to be restricted in the service of the Company or upon any employee (whether or not a Participant), non-employee director or non-employee service provider the right to continue in the employ or service of the Company or an affiliate.

Tables

Shares Reserved and Issued as of December 31, 2024

The Company has the option to settle LTIP awards with treasury-issued Common Shares, market-purchased Common Shares, cash or a combination thereof. The Company manages the issuance of Common Shares from treasury to ensure that treasury share issuances do not exceed the 3.5% rolling-reserve limit under our equity compensation plans. As at December 31, 2024, the number of issued and outstanding LTIP awards is 2.91% of the rolling reserve.

Authorized Share Reserves (of Outstanding Shares)	Outstanding Awards (of Outstanding Shares)[1]		Reserves Available for Future Awards (of Outstanding Shares)[2]
5,402,052 (3.50%)	4,494,408 (2.91%)		907,644 (0.59%)
	LTIP - Omnibus[3]	3,168,698
	DSU -Omnibus[3]	259,321
	LTIP - Legacy[4]	756,884
	DSU - Legacy[4]	309,505
Notes:
1.	The number of Common Shares authorized for issue under all of Vermilion’s equity compensation plans is 3.5% of the outstanding common Common Shares from time-to-time.
2.	907,644 Common Shares remain available for future issuance under all plans based on a 3.5% rolling reserve.
3.	Awards granted after May 11, 2022 were granted under the Omnibus Plan. A summary of the Omnibus Incentive Plan can be found in Schedule D.
4.	Awards granted before May 11, 2022 were granted under the Legacy Incentive Plans. A summary of the Legacy Incentive Plans can be found under Schedule E.

Three-Year December 31 Burn Rate

Year	Share Awards Granted	DSUs Granted	Bonus Plan Shares[1]	Savings Plan Shares	Weighted Average Outstanding Shares	Burn Rate
						Share Awards	DSUs	Bonus Plan	Savings Plan	Total
2024	1,916,595	98,572	—	72,123	158,068,424	1.21%	0.06%	— %	0.05%	1.32%
2023	1,693,651	106,644	600,258	54,712	163,718,508	1.03%	0.07%	0.37%	0.03%	1.50%
2022 [2]	104,698	55,495	—	23,303	163,489,309	0.06%	0.03%	— %	0.01%	0.11%
2022 [3]	1,003,542	19,310	462,862	63,040		0.61%	0.01%	0.28%	0.04%	0.95%
Average Three-Year Burn Rate						0.97%	0.06%	0.22%	0.04%	1.29%
Notes:
1.	Bonus paid in the noted year is for the prior performance year. The 2023 bonus, paid in 2024, was issued in cash.
2.	Includes all awards granted under the current Omnibus incentive Plan. For more information see Schedule D.
3.	Includes all awards granted under the Legacy Incentive Plans. For more information see Schedule E.

Grants are as of the award date and do not include cancellations or the value of reinvested dividends. The number is calculated assuming a performance factor of 1.0 times.

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Schedules

Schedule E - Legacy Incentive Plans

DSU Plan

The DSU (Deferred Share Unit) Plan, which was operating from April 25, 2019, to May 10, 2022, provided deferred compensation to non-employee directors and certain other service providers. However, this plan has been replaced by the Omnibus Incentive Plan for grants made after May 11, 2022.

Under the DSU Plan, participants could elect to receive part of their annual remuneration in the form of DSUs, cash, or a combination. DSUs vested immediately on the grant date and can be settled in Common Shares, cash, or both. DSUs were credited to a participant's account based on the value of their elected remuneration and the share price on the grant date. Participants can redeem DSUs after their termination, subject to certain conditions.

The DSU Plan had a rolling reserve of 3.5% and required shareholder approval every three years. This plan is no longer active and has been superseded by the Omnibus Incentive Plan. However, deferred shares units granted under the DSU Plan prior to May 11, 2022 that remain outstanding continue to be subject to the terms of the DSU Plan. To see the number of outstanding units see Shares Reserved and Issued as of December 31, 2024 on page 119.

As a part of the plan, (i) no participant could have been granted any DSUs that, together with all DSUs then held by such participant, would entitle the participant to receive a number of Common Shares exceeding 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (a) issued to a participant and any other insiders of the Company within any one-year period, and (b) issuable to a participant and any other insiders of the Company at any time, in each case under the DSU Plan or when combined with all other security-based compensation arrangements of the Company, may not exceed 10% of the Company’s total issued and outstanding Common Shares.

Under the DSU Plan, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participating under the DSU Plan; respecting the U.S. terms and conditions and/or any DSU issued to a participant who is a citizen or resident of the United States to the extent necessary to comply with U.S. law; or that are of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

The Board may amend, suspend, terminate or discontinue the DSU Plan and DSUs at any time. Any amendment shall be subject to consent of the applicable regulatory authorities (including the TSX), and will take effect only with respect to DSUs granted after the effective date of such amendment (unless the Company and the participants to whom DSUs have been granted mutually consent to any such amendment applying to any outstanding DSUs). Without shareholder approval, no amendment may:

•	increase the maximum number of Common Shares issuable under the DSU Plan;
•	amend the limits on participant participation;
•	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a participant;

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Schedules

•	change the class of eligible participants to the DSU Plan which would have the potential of broadening or increasing participation by insiders of the Company;
•	amend the amendment provision of the DSU Plan; or
•	make any amendment to the DSU Plan that permits a participant to transfer DSUs to any person, other than in the case of the death of the participant.

Vermilion Incentive Plan (VIP)

The Vermilion Incentive Plan (VIP), was adopted in September 2010. Following the approval of the Omnibus Incentive Plan on May 11, 2022 no new grants have been made under the VIP. There is one outstanding grant under the VIP that will vest on April 1, 2025, after which the VIP will be closed. The terms of the VIP are substantially similar to the Omnibus Incentive Plan, as outlined below.

The VIP provided employees, officers, and consultants with share-based awards to align their interests with shareholders. Vesting occurred on April 1 or October 1 of the third year following the grant date, or earlier in the case of termination or change of control. Upon vesting, participants received Common Shares, cash, or a combination. Share awards could not be transferred except to a beneficiary or estate in case of death.

The plan did not have a fixed maximum number of shares available, but shareholder approval was required for unallocated share awards, with the last approval received in April 2019. This plan will close when the final grant vests in 2025.

Plan Maximum
Reserved for issue to insiders	3.5% of issued and outstanding Common Shares[1,2] (less any Common Shares reserved for issuance to insiders under any other security-based compensation plan)
Total issued to any participant	3.5% of issued and outstanding Common Shares
Notes:
1.	On a non-diluted basis. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.
2.	No one participant may be granted any share award which, together with all share awards granted to such participant would entitle him or her to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and the number of Common Shares issued to insiders of Vermilion within any one year period, and issuable to insiders of Vermilion, at any time, in each case under the VIP or when combined with all other security-based compensation arrangements, will not exceed 10% of Vermilion’s total issued and outstanding Common Shares.

Under the VIP, amendments to: cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirement of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participation under the VIP; to change the early termination provision of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The Board may amend, suspend or discontinue the VIP at any time, provided that, without shareholder approval, no amendment may:

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•	amend the number of Common Shares issuable under the VIP;
•	result in a material or unreasonable dilution to the number of outstanding Common Shares or any material benefit to a service provider;
•	change the class of eligible participants to the VIP which would have the potential of broadening or increasing participation by insiders of Vermilion;
•	amend the amendment provision of the VIP;
•	amend the VIP to extend the expiry date of share awards granted under the VIP beyond the expiry date of the share awards provided for under the terms and conditions of the VIP; or
•	make any amendment to the VIP that permits a service provider to transfer share awards to any person, other than in the case of the death of the service provider.

In addition, the Board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.

To see the number of outstanding units see Shares Reserved and Issued as of December 31, 2024 on page 119.

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Schedules

Schedule F - Advisory Statements

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS” or, alternatively, “GAAP”).

For additional information on non-standardized and non-GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 5, 2025, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2024. A copy is available on SEDAR+ at www.sedarplus.ca, on the SEC’s website at www.sec.gov and our website at vermilionenergy.com.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, Task Force on Climate-related Financial Disclosures, International Sustainability Standards Board and Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion’s. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Forward-looking Statements

Certain statements included or incorporated by reference in this Circular may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking statements or information”).

Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: statements regarding the return of capital; business strategies, objectives and priorities; operational and financial performance; future compensation of directors and officer; the meeting, including timing and matters to be considered thereat; future production levels and the timing thereof; future organic growth; the effect of changes in crude oil and natural gas prices; effects of the Westbrick acquisition; exploration and development plans and the timing thereof; climate-related risks; emissions and ARO reductions targets; future events and sponsorships; continuing education of directors; committee memberships; future board and executive compensation, including STIP award and LTIP award grants and the terms of such awards; succession planning; and termination and change of control obligations.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates and inflation rates; the success of the sales processes of Vermilion’s southeast Saskatchewan and United States assets; the accuracy of the McDaniel Reserves Report (defined below); the ability of the Company to identify attractive mergers and acquisitions opportunities; the ability of the Company to conduct operations in a safe manner; political stability of the areas in which the Company operates; the effects of changes to international trade policies; the accuracy of the Company’s 2025 budget; the ability of the Company to retain key employees; production and decline rates; the regulatory framework regarding royalties, taxes and environmental matters; the states of the capital markets; global economic conditions; the ability of the Company to execute plans, including exploration and development plans; the success of present and future wells; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

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Schedules

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: commodity prices; exchange rates; production and sales volumes; interest rates; geopolitical tensions; North American tariffs; volatility of oil and gas prices; constraints at processing facilities and/or on transportation; volatility of foreign exchange rates; volatility of market price of Common Shares (defined below); hedging arrangements; inflationary pressures; increase in operating costs or a decline in production level; operator performance and payment delays; weather conditions; cost of new technology; tax, royalty, and other government legislation; government regulations; policy and legal risks; political events and terrorist attacks; discretionary nature of dividends and share buybacks; additional financing; debt service; variations in interest rates and foreign exchange rates; environmental legislation; hydraulic fracturing regulations; climate change; competition; international operations and future geographical/industry expansion; acquisition assumptions; failure to realize anticipated benefits of prior acquisitions; reserves estimates; cyber security; accounting adjustments; ineffective internal controls; the potential for new and increased U.S. tariffs and protectionist trade measures on Canadian oil and gas imports; and other risks and uncertainties described elsewhere in this document or in Vermilion’s other filings with Canadian securities regulatory authorities.

Many factors could cause Vermilion’s or any particular business unit’s actual results, performance, or achievements to vary from those described in this document, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected, or targeted and such forward-looking statements included in this document should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Vermilion’s future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this document. The forward-looking statements or information contained in this document are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

2025 Vermilion Energy Inc. Circular	124

Schedules

Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in the AIF, available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and on our website at vermilionenergy.com.

Non-GAAP and Other Specified Financial Measures

This document and other materials released by Vermilion include references to certain financial measures which do not have standardized meanings under IFRS and are therefore considered non-GAAP financial measures, non-GAAP ratios or capital management measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations (“FFO”): Fund flows from operations (FFO) is a non-GAAP financial measure most directly comparable to net earnings (loss) and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. Management uses fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Information is included in this document by reference and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Free cash flow (“FCF”): Free cash flow is a non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs. The measure is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. Information is included in this document by reference and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Capital expenditures (“CAPEX”): A non-GAAP financial measure that is most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Information is included in this document by reference and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

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Schedules

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Net debt: Net debt is a capital management measure in accordance with IAS 1 “Presentation of Financial Statements” that is most directly comparable to long-term debt. Net debt is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the MD&A. Management considers this a helpful representation of Vermilion’s net financing obligations after adjusting for the timing of working capital fluctuations. Information is included in this document by reference and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Net debt to four quarter trailing fund flows from operations: Net debt to four quarter trailing FFO is a non-GAAP ratio. Management uses net debt to four quarter trailing FFO to assess the Company’s ability to repay debt. Net debt to four quarter trailing FFO is calculated as net debt (a capital management measure described above) divided by FFO from the preceding four quarters. Information is included in this document by reference and can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Relative total shareholder return (“TSR”): Relative total shareholder return is a non-GAAP ratio. Calculated as the change in Common Share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period. Information is included in this document by reference and can be found in the “Non-GAAP and Other Specified Financial Measures” section of the MD&A available on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov and under Reports & Filings on vermilionenergy.com.

Abbreviations

boe: barrel of oil equivalent, including: crude oil, condensate, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d: barrel of oil equivalent per day

CO2: carbon dioxide

mcf: thousand cubic feet

MM: million

PRRT: Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

tCO2e: tonne of carbon dioxide equivalent

2025 Vermilion Energy Inc. Circular	126

Schedules

Schedule G - Meeting Guide

To Start

This year, the Meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the Meeting, ask the Board questions and submit your votes in real time. You may also provide voting instructions before the Meeting by completing the form of proxy or voting information form that has been provided to you.

To Participate Online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: https://web.lumiconnect.com/273752024.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

You will need the following information to login:

•	Meeting ID: 273-752-024
•	Password: vermilion2025
•	Registered Shareholders: The control number listed on your form of proxy.
•	Appointed Proxy: The control number or username provided by the transfer agent.

Registered Shareholders and Appointed Proxy: Select “I have a login"

Guest: Select "I am a guest" and fill in the form

Registered Shareholders: Enter the control number listed on your form of proxy and the password vermilion2025

Appointed Proxy: Enter the control number or username provided by the transfer agent and the password vermilion2025

Once logged in, you will see the home page, where you can access the Meeting information, documents and the broadcast.

To watch the Meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right side once the Meeting has started.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to participate at the Meeting. If you are a non-registered holder and wish to attend and participate at the Meeting, you should carefully follow the instructions set out on your voting information form and in the Circular relating to the Meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

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Schedules

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

You can change your votes until the end the voting period by simply selecting another choice.

You will continue to hear the Meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the chair.

2025 Vermilion Energy Inc. Circular	128

EXCELLENCE

We continuously improve and aim for exceptional results in everything that we do.

TRUST

We operate with honesty, transparency and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity and treat every individual with dignity and respect.

RESPONSIBILITY

We care for each other, the environment and the company, and aim to enrich the communities in which we live and work.

VERMILION
ENERGY

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com